Exhibit 99.2

DHX MEDIA LTD.

NOTICE AND MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL MEETING OF SHAREHOLDERS

March 23, 2018

TABLE OF CONTENTS

Notice of Meeting	3
Management Information Circular	5
About this Circular	5
Solicitation of Proxies	5
Appointment of Proxyholder	6
Revocation of Proxies	7
Voting of Proxies	7
Voting Shares	8
Business of the Meeting	10
Statement of Executive Compensation	15
Equity Compensation Plan Information	36
Statement of Corporate Governance Practices	42
Insurance Coverage and Indemnification of Directors and Officers	49
Indebtedness of Directors and Executive Officers	49
Interest of Informed Persons in Material Transactions	49
Exemption from Take-Over Bid and Early Warning Reporting Requirements	49
Additional Information	50
Approval of the Directors	50
Appendix “A” – Mandate for the Board of Directors	51

DHX MEDIA LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

March 23, 2018

The annual meeting (the “Meeting”) of the holders of (i) Common Voting Shares (the “Common Voting Shares”), (ii) Variable Voting Shares (the “Variable Voting Shares” and, together with the Common Voting Shares, the “Voting Shares”) and (iii) Preferred Variable Voting Shares (the “PVV Shares” and, together with the Common Voting Shares and the Variable Voting Shares, the “Shares”) in the capital of DHX Media Ltd. (the “Company” or “DHX Media”) will be held at the Prince George Hotel, 1725 Market Street, Halifax, Nova Scotia B3J 3N9 on March 23, 2018 at 10:00a.m. (Halifax time) for the following purposes:

1.	To receive and consider the audited financial statements of the Company for the fiscal year ended June 30, 2017, together with the auditors report thereon;

2.	To elect directors for the ensuing year;

3.	To re-appoint PricewaterhouseCoopers LLP as the auditors of the Company and to authorize the directors to fix the remuneration to be paid to the auditors;

4.	To transact such other business as may properly come before the meeting or any adjournment thereof.

The specific details of the matters to be put before the Meeting are set forth in the accompanying management information circular (the “Circular”).

If you are a registered holder of Shares, you are requested to complete, sign, date and return to Computershare Investor Services Inc. ("Computershare"), the transfer agent and registrar of the Company, the enclosed form of proxy whether or not you are able to attend the Meeting in person. All instruments appointing proxies to be used at the Meeting must be deposited with Computershare, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 not later than 10:00 a.m. (Halifax time) on March 21, 2018, the second last business day preceding the date of the Meeting, or with the Chair of the Meeting prior to the commencement of the Meeting on the date of the Meeting, and any instruments appointing proxies to be used at any adjournment or postponement of the Meeting must be so deposited at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for such adjournment or postponement of the Meeting or with the Chair of the adjourned or postponed Meeting prior to the commencement of the Meeting on the date of the Meeting.

If you are a non-registered holder of Shares (for example, if you hold Shares in an account with a broker, dealer or other intermediary), you should follow the voting procedures described in the voting instruction form or other document accompanying the Circular or call your broker, dealer or other intermediary for information on how you can vote your Shares.

The board of directors of the Company has fixed January 23, 2018 as the record date for the determination of holders of Shares entitled to receive notice of and vote at the Meeting. Any persons who were not holders of Shares and who acquired Shares after the record date will not be entitled to receive notice of or vote those Shares at the Meeting.

For the purposes of the Meeting, each holder of Voting Shares will be entitled to one vote for each Voting Share held, subject to the voting restrictions and adjustments attached to the Variable Voting Shares as discussed under “Voting Shares” in the Company’s accompanying management information circular. The votes attached to the PVV Shares as a class will, in the aggregate, not be less than 1% of the votes attached to all shares of the Company, subject to adjustments attached to the PVV Shares. The holder of the PVV Shares, the Chief Executive Officer of the Company, Dana Landry, has entered into a shareholders agreement pursuant to which, among other things, Mr. Landry agreed not to grant a proxy or other right to vote the PVV Shares except to a representative of the Company designated by the board of directors. Additional information concerning the PVV Shares can be found under “Voting Shares” in the accompanying Circular.

The Company has retained D.F. King as proxy solicitation agent and to support communication with DHX Media’s shareholders. Should you have any questions regarding how to vote your DHX Media proxy please call D.F. King toll-free at 1-800-336-5159 or at 1-201-806-7301 or by email at inquiries@dfking.com.

By order of the board of directors of DHX Media Ltd.

(signed)	“Mark Gosine”
EVP, Legal Affairs, General Counsel & Corporate Secretary

DHX MEDIA LTD.

MANGEMENT INFORMATION CIRCULAR

FOR THE

ANNUAL MEETING OF SHAREHOLDERS

March 23, 2018

ABOUT THIS CIRCULAR

This management information circular (the “Circular”) is being sent by the management of DHX Media Ltd. (the “Company” or “DHX Media”) to all holders (“Shareholders”) of (i) Common Voting Shares (the “Common Voting Shares”), (ii) Variable Voting Shares (the “Variable Voting Shares” and, together with the Common Voting Shares, the “Voting Shares”), and (iii) Preferred Variable Voting Shares (the “PVV Shares” and, together with the Common Voting Shares and the Variable Voting Shares, the “Shares”), together with a notice of an annual meeting of Shareholders and documents required to vote at the annual meeting (the “Meeting”) of Shareholders. The Circular’s purpose is:

  to explain how you, as a Shareholder, can vote at the Meeting, either in person or by transferring your vote to someone else to vote on your behalf;

  to request that you authorize DHX Media’s Executive Chairman (or his alternate) to vote on your behalf in accordance with your instructions set out on the proxy form;

  to inform you about the business to be conducted at the Meeting; and

  to give you important background information to assist you in deciding how to vote.

Additional information relating to DHX Media is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) at www.sec.gov/edgar.shtml. Financial information of DHX Media is provided in DHX Media’s comparative financial statements and management’s discussion and analysis (“MD&A”) for its most recently completed financial year and its most recently completed interim period. Shareholders may contact DHX Media to request copies of DHX Media’s financial statements and MD&A by sending an email with that request to info@dhxmedia.com.

No person has been authorized to give any information or to make any representation in connection with the matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized. Solicitation of proxies will be primarily by mail, but may also be undertaken by way of advertisement or by telephone, fax, e-mail or oral communication by the directors, officers, employees and other representatives of DHX Media and its subsidiaries, at no additional compensation (except as otherwise disclosed). All costs associated with the solicitation of proxies by DHX Media and its subsidiaries will be borne by DHX Media.

Unless otherwise specified herein, all references to dollar amounts shall be to Canadian dollars.

SOLICITATION OF PROXIES

This Circular and accompanying form of proxy (the “Proxy”) is furnished in connection with the solicitation by management of DHX Media of proxies to be used at the Meeting. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone, fax, e-mail or oral communication, by the directors, officers, employees and other representatives of DHX Media and its subsidiaries without additional compensation (except as otherwise disclosed). DHX Media has retained D.F. King to assist in connection with communication to Shareholders in respect of the Meeting. The cost of solicitation will be borne by DHX Media, including any costs in connection with the services provided by D.F. King which are estimated at approximately $35,000 plus reimbursement for certain agreed upon out-of-pocket expenses.

APPOINTMENT OF PROXYHOLDER

The persons specified in the enclosed Proxy are officers of DHX Media. Each Shareholder has the right to appoint as proxyholder a person (who need not be a Shareholder) other than the persons designated by management of DHX Media in the Proxy to attend and act on the Shareholder’s behalf at the Meeting or at any adjournment thereof. Such right may be exercised by inserting the name of the person in the blank space provided in the Proxy or by completing another form of proxy.

A person or company whose name appears on the books and records of DHX Media as a holder of Shares is a registered Shareholder. A non-registered Shareholder is a beneficial owner of Shares whose shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates).

Registered Shareholders

A registered Shareholder can vote Shares owned by it at the Meeting in one of two ways – either in person at the Meeting or by proxy. A registered Shareholder who wishes to vote in person at the Meeting should not complete or return the Proxy included with this Circular. Those registered Shareholders choosing to attend the Meeting will have their votes taken and counted at the Meeting. A registered Shareholder who does not wish to attend the Meeting or does not wish to vote in person should properly complete and deliver the Proxy and the Shares represented by the Shareholder’s Proxy will be voted or withheld from voting in accordance with the instructions indicated on the Proxy or any ballot that may be called at the Meeting or any adjournment thereof.

A registered Shareholder must submit his or her Proxy by completing, dating and signing the Proxy and returning it using the envelope provided or otherwise to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, M5J 2Y1 (“Computershare”).

To be effective, a proxy must be received by Computershare no later than 10:00 a.m. (Halifax time) on March 21, 2018 or, if the Meeting is adjourned, 48 hours (Saturdays, Sundays and holidays excepted) prior to the time of holding of the Meeting or any adjournment thereof. The Chair of the Meeting may waive this cut-off in his or her discretion without notice.

Non-Registered Shareholders

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold their Voting Shares in their own name. Shareholders who do not hold their Voting Shares in their own name (the “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of DHX Media as the registered holders of Voting Shares can be recognized and acted upon at the Meeting. If the Voting Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder’s own name on the records of DHX Media. Such Voting Shares will more likely be registered in the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of shares are registered in the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Voting Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Voting Shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Applicable regulatory policy requires brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure their Voting Shares are voted at the Meeting. In certain cases, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the Proxy provided to registered Shareholders, however, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of Canadian brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form (“VIF”), mails that form to the

Beneficial Shareholders and asks Beneficial Shareholders to return the instruction forms to Broadridge. Alternatively, Beneficial Shareholders can either call Broadridge’s toll-free telephone number to vote their Voting Shares or access Broadridge’s dedicated voting website at www.proxyvote.com to deliver their voting instructions. Broadridge then tabulates the results of all instructions received and provides instructions respecting the voting of Voting Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote Voting Shares directly at the Meeting – voting instructions must be provided to Broadridge (in accordance with the instructions set forth on the Broadridge form) well in advance of the Meeting in order to have the Voting Shares voted in accordance with the VIF. If you have any questions respecting the voting of Voting Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Voting Shares registered in the name of his or her broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the Registered Shareholder and vote the Voting Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Voting Shares as proxyholder for the Registered Shareholder should enter their own names in the blank space on the VIF provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

REVOCATION OF PROXIES

A registered Shareholder who has given a proxy may revoke it by depositing an instrument in writing signed by the Shareholder or by the Shareholder’s attorney, who is authorized in writing, at the registered office of the Company, 1478 Queen Street, Halifax, Nova Scotia, B3J 2H7 at any time up to 5:00 p.m. (Halifax time) on the last business day preceding the date of the Meeting, or in the case of any adjournment of the Meeting, 5:00 p.m. (Halifax time) on the last business day preceding the date of the adjournment, or with the Chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment thereof. A registered Shareholder may also revoke a proxy in any other manner permitted by law. A Beneficial Shareholder may revoke voting instructions by written notice to the intermediary to whom the instructions were given. Beneficial Shareholders should refer to their VIF for further information on revoking voting instructions. Any revocation notice should be delivered to the intermediary well in advance of the Meeting to allow the intermediary time to process the revocation.

VOTING OF PROXIES

On any ballot that may be called for, Shares represented by properly executed proxies in favour of the person designated by management of DHX Media in the Proxy will be voted for or withheld from voting in accordance with the instructions given thereon. If a choice is specified with respect to any matter to be acted on, the Shares will be voted accordingly. If a specification is not made with respect to any matter, the Shares will be voted in such manner as stated therein and herein.

The Proxy confers discretionary authority upon the person specified therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting, and with respect to other matters which may properly come before the Meeting or any adjournment thereof. As of the date of this Circular, management of DHX Media is not aware of any such amendment, variation or other matter to come before the Meeting. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting, or any other matters that are not now known to management, should properly come before the Meeting or any adjournment thereof, the Shares represented by properly executed proxies given in favour of the persons designated by management of DHX Media in the Proxy will be voted on such matters pursuant to such discretionary authority.

Shareholders who wish to vote at the Meeting either by completing and delivering a proxy or a voting instruction form or by attending and voting at the Meeting will be required to complete a Declaration of Canadian Status in order to enable DHX Media to comply with the restrictions imposed by its Articles (as defined below) and the Direction (as defined below) on the ownership and voting of its Voting Shares. If a Shareholder does not complete such declaration or if it is determined by DHX Media or Computershare that a Shareholder incorrectly indicated (through inadvertence or otherwise) that the Voting Shares represented by the proxy are owned and controlled by a Canadian, such Shareholder will be deemed to be a non-Canadian for purposes of voting at the meeting. Such declaration is contained in the accompanying form of proxy or in the voting instruction form provided to you if you are a not a Registered Shareholder. For additional information, refer to “Voting Shares – Special Operating Procedures and Declarations” below.

VOTING SHARES

Summary of the Company’s Share Capital Structure

The Company’s Articles of Continuance, as amended, (the “Articles”) include certain constraints on the ownership of the Company’s Voting Shares which were adopted for the purpose of facilitating compliance with legal requirements relating to Canadian ownership and control of broadcasting undertakings embodied in a Direction (the “Direction”) from the Governor in Council (i.e. Cabinet of the Canadian federal government) to the Canadian Radio-television and Telecommunications Commission (the “CRTC”) pursuant to authority contained in the Broadcasting Act (Canada) (the “Broadcasting Act”). Under the Direction, non-Canadians are permitted to own and control, directly or indirectly, up to 33 1/3% of the voting shares and 33 1/3% of the votes of a holding company which has a wholly owned subsidiary operating company licensed under the Broadcasting Act. This restriction applies to DHX Media because its wholly-owned subsidiary, DHX Television Ltd. (“DHX Television”), holds three broadcast licenses issued by the CRTC which are required in order for DHX Television to operate its broadcast undertakings.

The voting and other terms applicable to the Company’s Shares, summarized below under “Common Voting Shares”, “Variable Voting Shares”, and “Preferred Variable Voting Shares” are intended to, among other things, facilitate the Company’s compliance with the Canadian ownership rules under the Direction.

Common Voting Shares

As at January 23, 2018, DHX Media had 99,818,188 Common Voting Shares issued and outstanding.

The terms of the Common Voting Shares provide that each Common Voting Share shall be converted into one Variable Voting Share, automatically and without any further act of the Company or the holder, if such Common Voting Share is or becomes owned or controlled by a person who is not a Canadian.

Each Common Voting Share is entitled to one vote, without cumulation, on each matter to be voted upon at the Meeting.

Variable Voting Shares

As at January 23, 2018, DHX Media had 34,397,844 Variable Voting Shares issued and outstanding.

Each issued and outstanding Variable Voting Share shall be automatically converted into one Common Voting Share, without any further intervention on the part of the Company or the holder, if (i) the Variable Voting Share is or becomes owned and controlled by a Canadian; or if (ii) the provisions contained in or promulgated under the Broadcasting Act relating to foreign ownership restrictions are repealed and not replaced with other similar provisions in applicable legislation.

Each Variable Voting Share is entitled to vote on each matter to be voted upon at the Meeting. Variable Voting Shares carry one vote per share held, except where (i) the number of votes that may be exercised in respect of all issued and outstanding Variable Voting Shares exceeds 33 1/3% of the total number of votes that may be exercised in respect of all issued and outstanding Variable Voting Shares, Common Voting Shares and PVV Shares (or any greater percentage that would qualify the Company as a "Canadian" pursuant to the Broadcasting Act or in any regulation or direction made thereunder), or (ii) the total number of votes cast by or on behalf of the holders of Variable Voting Shares at any meeting on any matter on which a vote is to be taken exceeds 33 1/3% (or any greater percentage that would qualify the Company as a "Canadian" pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total number of votes that may be cast at such meeting.

If either of the above-noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically without further act or formality. Under the circumstances described in clause (i) of the paragraph above, the Variable Voting Shares as a class cannot carry more than 33 1/3% (or any greater percentage that would qualify the Company as a "Canadian" pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total voting rights attached to the aggregate number of issued and outstanding Variable Voting Shares, Common Voting Shares and PVV Shares of the Company. Under the circumstances described in clause (ii) of the paragraph above, the Variable Voting Shares as a class cannot, for the purposes of the Meeting, carry more than 33 1/3% (or any greater percentage that would qualify the Company as a "Canadian" pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total number of votes that may be cast at such meeting of shareholders.

Preferred Variable Voting Shares

As at January 23, 2018, DHX Media had 100,000,000 PVV Shares issued and outstanding.

The votes attached to the PVV Shares as a class are automatically adjusted so that they, together with the votes attached to Shares that are owned by Canadians (as determined based on inquires DHX Media has made of the holders of Shares and depositary interests), equal 55% of the votes attached to all shares in the capital of DHX Media. The votes attached to the PVV Shares as a class are, in aggregate, not less than 1% of the votes attached to all shares in the capital of DHX Media.

The votes attached to the PVV Shares as a class are determined based on the ownership of Voting Shares ascertained through the monitoring process to be undertaken by the board of directors of DHX Media (the “Board”) pursuant to the Special Operating Procedures (as defined and described in more detail below under “Special Operating Procedures and Declarations”) and in accordance with the Company’s Articles. Currently, the Company monitors the level of ownership of Variable Voting Shares by obtaining data on (i) registered Shareholders from its transfer agent and registrar, Computershare, and (ii) Beneficial Shareholders from the Canadian Depository for Securities (CDS) and the United States Depository Trust Company (DTC). If no response to these inquiries is received from a particular broker or market intermediary, then the shares or depositary interests held by that broker or market intermediary are deemed to be Variable Voting Shares. The votes attached to the PVV Shares as a class for any meeting of Shareholders is determined once the ownership of Voting Shares has been established through this monitoring process.

All of the issued and outstanding PVV Shares are presently held by Dana Landry, Chief Executive Officer of DHX Media. Mr. Landry, as the sole holder of PVV Shares, has entered into a shareholders agreement with the Company (the “PVV Shareholder Agreement”), pursuant to which Mr. Landry has (i) agreed not to transfer the PVV Shares, in whole or in part, if it is determined by the Board to be in the best interests of DHX Media to enable DHX Media to qualify for tax credits or government incentives, except with the prior written approval of the Board, (ii) granted to DHX Media the unilateral right to compel the transfer of the PVV Shares, at any time and from time to time, in whole or in part, to a person designated by the Board and (iii) granted to DHX Media a power of attorney to effect any transfers contemplated by the PVV Shareholder Agreement. The Board of the Company will not approve or compel a transfer without first obtaining the approval of the Toronto Stock Exchange (the “TSX”) and the PVV Shareholder Agreement cannot be amended, waived or terminated unless approved by the TSX.

Special Operating Procedures and Declarations

DHX Media has adopted special operating procedures (the “Special Operating Procedures”) for monitoring Share ownership and ensuring that the share register of each class of Voting Shares is up to date at all times, as well as facilitating the Company’s compliance with its Articles and applicable laws, regulations and rules, including in respect of Canadian ownership and control. The Special Operating Procedures are administered by Computershare in Canada and its affiliate, Computershare Trust Company, N.A., in the U.S. Pursuant to the Special Operating Procedures, Shareholders who wish to vote at the Meeting either by completing and delivering a proxy or a voting instruction form or by attending and voting at the Meeting will be required to complete a Declaration of Canadian Status in order to enable DHX Media to comply with the restrictions imposed by its Articles and the Direction on the ownership and voting of its Voting Shares. If a Shareholder does not complete such declaration or if it is determined by DHX Media or Computershare that a Shareholder incorrectly indicated (through inadvertence or otherwise) that the Voting Shares represented by the proxy are owned and controlled by a Canadian, such Shareholder will be deemed to be a non-Canadian for purposes of voting at the meeting. Such declaration is contained in the accompanying form of proxy or in the voting instruction form provided to you if you are a not a Registered Shareholder.

Quorum

A quorum of Shareholders is present at the Meeting if there are persons not being less than two in number and holding or representing by proxy not less than 25 percent of the issued and outstanding shares of DHX Media enjoying voting rights at such meeting.

Record Date

The Board of the Company has fixed January 23, 2018 as the record date (the “Record Date”) for the Meeting. Any holder of Shares of record at the close of business on the Record Date is entitled to vote the Shares registered in such Shareholder’s name at that date on each matter to be acted upon at the Meeting. Subject to any applicable adjustment pursuant to the voting rights for each class of Share as described above, on a show of hands, every Shareholder and proxyholder present in person shall have one vote and, on a ballot, every Shareholder and proxyholder present shall have one vote for each Share of which he or it is the Shareholder or proxyholder.

Principal Shareholders

To the knowledge of the directors and officers of DHX Media, as of the date of this Circular, except for the entity listed below, no person, company, or other entity beneficially owns, directly or indirectly, or exercised control or direction over, more than 10% of the voting rights attached to the outstanding Voting Shares:

Variable Voting Shares
		Percentage of Outstanding
Name of Shareholder	Number of Voting Shares Held	Voting Shares(2)
Fine Capital Partners, L.P.	31,944,650(1)	23.80%

(1)	Number of Voting Shares held determined based on the alternative monthly report under Part 4 of National Instrument 62-103 dated November 10, 2017 filed by the securityholder on SEDAR.
(2)

Calculated on a combined basis based on DHX Media’s outstanding Voting Shares as of January 23, 2018, which totaled 134,216,032. Refer to “Exemption From Take-Over Bid and Early Warning Reporting Requirements” below.

To the knowledge of the directors and officers of the Company, as at the date of this Circular, except for the person listed below, no person, company, or other entity beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the voting rights attached to the outstanding PVV Shares:

Preferred Variable Voting Shares
Name of Shareholder	Number of PVV Shares Held	Percentage of Outstanding PVV Shares
Dana Landry	100,000,000	100%

BUSINESS OF THE MEETING

1. Election of Directors

The Board has fixed the number of directors to be elected at the Meeting at nine. Each director will hold office, subject to the provisions of the Company’s by-laws, until the next annual meeting of shareholders or until the successor of such director is duly elected or appointed.

The Board recommends that Shareholders vote “FOR” the election of each of its proposed nominees to serve on the Company’s Board until the next annual meeting of Shareholders. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the election of each of the proposed nominees whose names are set forth below, each of whom has been a director since the date indicated below opposite the proposed nominee’s name. The nominees set forth below have consented to being named in this Circular and to serve if elected. Management does not contemplate that any of the proposed nominees will be unable or unwilling to serve as a director, but if that should occur for any reason prior to the Meeting, the Voting Shares represented by properly executed proxies given in favour of such proposed nominee(s) may be voted by the persons designated by management of the Company in the enclosed form of proxy, in their discretion, in favour of any other nominee.

Majority Voting Policy

The Board has adopted a majority voting policy in director elections that will apply at any meeting of Shareholders where an uncontested election of directors is held. Pursuant to this policy, if the number of proxy votes withheld for a particular director nominee is greater than the votes for such director, the director nominee will be required to submit his or her resignation to the Chair of the board promptly following the applicable shareholders’ meeting. Following receipt of resignation, the Corporate Governance and Nominations Committee of the Company (the “Governance Committee”) will consider whether or not to accept the offer of resignation and make a recommendation to the Board. Within 90 days following the applicable shareholders’ meeting, the Board shall publicly disclose their decision whether to accept the applicable director’s resignation or not, including the reasons for rejecting the resignation, if applicable, and provide the press release disclosing such decision to the TSX and, if required, any other applicable stock exchange upon which the Company’s Voting Shares are listed. The Board will accept the resignation absent exceptional circumstances. A director who tenders his or her resignation pursuant to this policy will not be permitted to participate in any meeting of the Board or the Governance Committee at which the resignation is considered. A copy of the majority voting policy may be found on DHX Media’s website at www.dhxmedia.com under the Investors-Governance tabs.

Nominees for Election to the Board

The following table sets forth information with respect to each person proposed to be nominated for election as a director, including the number of Common Voting Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, by such person or the person’s associate or affiliate as at the date of this Circular. The information as to Voting Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of DHX Media, has been furnished by the respective directors individually.

Directors
					Value of	Meets Share
Name and Municipality of	Principal			Voting	Voting	Ownership
Residence	Occupation	Age	Director Since	Shares	Shares(7)	Guidelines(8)
ELIZABETH BEALE(3),(4),(5) Halifax, Nova Scotia, Canada	Corporate Director	66	December 15, 2014	8,500	$38,760	No
DAVID C. COLVILLE(2),(3) Halifax, Nova Scotia, Canada	President of DC Communications Consulting Ltd.	72	May 16, 2014	2,500	$11,400	No
MICHAEL PATRICK DONOVAN(1) Halifax, Nova Scotia, Canada	Executive Chairman of DHX Media (formerly CEO)	64	February 12, 2004	4,611,862	$21,030,091	Yes
DEBORAH DRISDELL(1),(2) Montreal, Quebec, Canada	President of Drisdell Consulting	55	December 16, 2015	4,500	$20,520	No
ALAN R. HIBBEN Ontario, Canada	Corporate Director and Advisor	64	N/A	–	–	No
D. GEOFFREY MACHUM(4) Halifax, Nova Scotia, Canada	Lawyer, Stewart McKelvey	57	May 16, 2014	108,243	$493,588	Yes
ROBERT G. C. SOBEY(2) New Glasgow, Nova Scotia, Canada	Corporate Director	50	December 16, 2010	650,000	$2,964,000	Yes
CATHERINE TAIT(1) New York, NY, U.S.	President of Duopoly Inc. and Chair of iThentic Inc.	60	December 15, 2014	9,598	$43,767	No

Directors
					Value of	Meets Share
Name and Municipality of	Principal			Voting	Voting	Ownership
Residence	Occupation	Age	Director Since	Shares	Shares(7)	Guidelines(8)
DONALD ARTHUR WRIGHT(2),(3),(4),(5),(6) Toronto, Ontario, Canada	President and Chief Executive Officer of The Winnington Capital Group Inc.	70	January 9, 2006	343,535	$1,566,520	Yes

(1)	Member of the Production Financing Committee.
(2)	Member of the Human Resources and Compensation Committee.
(3)	Member of the Audit Committee.
(4)	Member of the Corporate Governance and Nominations Committee.
(5)	Member of the Corporate Finance Committee.
(6)	Lead Director of the Company.
(7)	Calculated based on the combined volume-weighted average price of the Company’s Voting Shares traded on the TSX for January 23, 2018 which was $4.56.
(8)

Provided for illustrative purposes only. Directors have a period of 5 years to satisfy share ownership guidelines which require directors hold three times the annual board retainer (i.e. $225,000) in value of shares of the Company. Refer to “Statement of Executive Compensation – Share Ownership Guidelines” below.

DHX Media does not have an executive committee.

Dana Landry, who has been a director of the Company since 2014, is not standing for re-election to the Board. The Board would like to thank Mr. Landry for his service.

The Corporate Governance and Nominations Committee recommended and the Board has nominated Alan Hibben for election. Mr. Hibben’s broad and extensive experience as an executive in the financial services industry and as a director of publicly traded companies and other institutions will be of great value to the Board. Refer to Mr. Hibben’s biography below for additional information concerning Mr. Hibben’s background and qualifications.

The following sets out the principal occupation, business or employment of each proposed director of the Company and other biographical information. Except as noted below, each of the directors of the Company has been engaged for more than five years in his or her present principal occupation or in other capacities with DHX Media or organization (or predecessor) in which he or she currently holds his or her principal occupation.

Elizabeth Beale, a non-executive and independent director of DHX Media, is an economist who has served as an advisor to senior levels of government and industry throughout her career. She was President and CEO of the Atlantic Provinces Economic Council from 1996 to 2015. Prior to this, she worked for 10 years as a Consulting Economist and was APEC’s Chief Economist from 1981 to 1986. She continues to contribute to public policy as an advisor to the Premier of Prince Edward Island and as a Commissioner for Canada’s Ecofiscal Commission. Ms. Beale was an associate fellow and lecturer in the School of Journalism at the University of King’s College from 1981 to 1991 and a governor of Dalhousie University from 2000 to 2009. She has a long-standing association from 1985 to 1999 as a director and chair of the Human Resource Development Association. She is currently a member of the National Statistics Council and a director of Wawanesa Insurance, Invest Nova Scotia and Compute Canada. Ms. Beale was born in Edinburgh, Scotland and has lived in Halifax, Nova Scotia since 1975. She is a graduate of the universities of Toronto (B.A., 1973) and Dalhousie (M.A. Economics, 1978).

David Colville, P.Eng., a non-executive and independent director of DHX Media, is president of DC Communications Consulting Ltd, and a former Commissioner and Vice Chairman of the Canadian Radio-Television and Telecommunications Commission (“CRTC”). Mr. Colville worked in the telecommunications industry from 1970 to 1980 with Bell Canada and Maritime Tel. & Tel. From 1980 to 1990 Mr. Colville was Senior Director Communications Policy with the Nova Scotia Dept. of Transportation and Communications. From 1990 to 2004, he was Commissioner and Vice Chairman (from 1995) of the CRTC, during which time he was responsible for opening the telecommunications market to competition and exempting internet programming from Broadcasting regulation. Mr. Colville was a founding member of both the Board of Directors of the Nova Scotia Film Development Corp. and the Nova Scotia Educational Television Service.

Michael Patrick Donovan, an executive Director of DHX Media, also serves as the Company’s Executive Chairman. Mr. Donovan has been recognized with numerous awards for his work in the television and film industry, including an Academy Award for the feature documentary, Bowling for Columbine. Mr. Donovan was Chief Executive Officer of DHX Media from the time of the Company’s founding, in 2006, until August 2014. He co-founded and was Chairman and Chief Executive Officer of Salter Street Films, which was purchased by Alliance Atlantis in 2001. Mr. Donovan is a member of the National Advisory Council of the Academy of Canadian Cinema and Television, and is the former Chair of the Board of Trustees of the Nova Scotia College of Art and Design (NSCAD). Mr. Donovan is one of the creators of This Hour Has 22 Minutes, one of Canada’s longest-running television comedy series; and he was producer and one of the creators of the multiple award-winning feature film, Shake Hands With the Devil. Mr. Donovan holds B.A. (1974), LL.B. (1977) and LL.D. (Hon) (2004) degrees from Dalhousie University.

Deborah Drisdell, a non-executive Director of DHX Media, is currently President of Drisdell Consulting and is a veteran of over 25 years in the Canadian film and television industry. Previously, Ms. Drisdell held the positions of Director General, Accessibility & Digital Enterprises (from 2006 to 2015) and Director, Strategic Planning & Government Relations with the National Film Board of Canada (NFB) during which time she was responsible for advancing the NFB into the digital era of content distribution with its award winning NFB.ca platform and mobile expansion. Prior to her engagement with the NFB Ms. Drisdell was President of Drisdell Consulting, providing strategic advice to public and private sector clients in Canada and internationally. She has also held various other senior positions with media organizations, including Sextant Entertainment Group and Telefilm Canada.

Alan R. Hibben, CPA, CA, CFA, ICD.D, a proposed non-executive and independent director of DHX, is a corporate director and advisor. Since December 2014, he has been the principal of Shakerhill Partners Ltd., a consulting firm providing strategic and financial advice, specializing in mergers and acquisitions, private equity, financing, corporate strategy, valuation, governance, as well as expert witness services. He is currently providing advice to the Province of Ontario on a number of files. Previously, Mr. Hibben was the Managing Director in the Mergers and Acquisitions Group at RBC Capital Markets from March 2011 to December 2014. Mr. Hibben has been a director of a number of Canadian public and private companies, both in financial services and as part of his responsibility for overseeing private equity and venture capital investments. Mr. Hibben is currently Chair of Hudbay Minerals Inc (a TSX and NYSE listed company), and a director of Extendicare Inc. (a TSX listed company) and Home Capital Group Inc. (a TSX listed company) and is also director of the Mount Sinai Hospital Foundation.

D. Geoffrey Machum, Q.C., ICD.D, a non-executive director of DHX Media, is a senior partner based in the Halifax office of Stewart McKelvey, a leading Atlantic Canadian Law Firm. He serves as Chair of the firms governing Partnership Board, and has served on its Human Resources and Governance Committee. He has also served as the firms Strategic Marketing Partner. He is recognized by national peer based legal publications as a leading practitioner in his chosen fields which include directors and officers liability and governance counsel. Mr. Machum has also served as Chair of the Halifax Port Authority, is a graduate of the Rotman School of Management’s Intensive Directors Education Program, University of Toronto, and is a member of the Institute of Corporate Directors and has also been granted the Institute of Corporate Director’s ICD.D Designation in recognition of his commitment to excellence in corporate governance. Mr. Machum has been involved with several community organizations including as a member of the Board of Governors of the Halifax Grammar School and as a member of the board of directors of Symphony Nova Scotia where he was also chair of the Governance Committee.

Robert (Rob) G. C. Sobey, ICD.D, a non-executive and independent director of DHX Media, is past President and Chief Executive Officer of Lawtons Drugs, having worked for Sobeys Inc. for 25 years, the last eight years as leader of Lawtons. Mr. Sobey serves on the boards of Empire Company Ltd., Sobeys Inc., Norvista Capital and Seafort Capital. Mr. Sobey has served on numerous volunteer boards and foundations, including the boards of Queen’s University, Nova Scotia College of Art and Design, Dalhousie University, Nova Scotia Community College and the Art Gallery of Nova Scotia. Mr. Sobey is Chairman of the Sobey Art Foundation and its annual Sobey Art Award, as well as the D&R Sobey Scholarship Program. He sits on Britain’s Tate Museum’s American Patrons Committee, the Queen’s University School of Business Advisory Board, is Honourary Chair of Venture for Canada and a Fellow of the CDL-Atlantic. Appointed Honourary Colonel of the 1st Field Artillery Regiment of Halifax in 2011, he received a Queen Elizabeth II Diamond Jubilee Medal for his service. Mr. Sobey was selected Top CEO for Atlantic Canada in 2009 by Atlantic Business Magazine; he has an honours undergrad and an MBA.

Catherine Tait, a non-executive director of DHX Media, is President of Duopoly Inc., a media consulting company. Ms. Tait has worked in the content production business for over 25 years in Canada and the U.S. She was the CEO and co-founder of iThentic in 2006, an Emmy Award winning digital content company named Canada’s Digital Company of the

Year in 2012. Ms. Tait was President and Chief Operating Officer of Salter Street Films from 1997 until its sale to Alliance Atlantis in 2001. Prior to Salter Street Films, Ms. Tait was Executive Director of the Independent Feature Project, the largest independent film organization in the U.S. Ms. Tait began her career in the Canadian federal government at the Department of Communications and then at Telefilm Canada. She was appointed Canada’s Cultural Attaché to France in 1989. Ms. Tait is also co-founder and a Director of Hollywood Suite Inc., an independent Canadian broadcast company and serves as a Board Advisor to the Comweb Group. She has served as a director of Aliant Inc. (2001 to 2006), CHUM Ltd (2004 to 2007) and the Canadian board of eOne Entertainment (2007 to 2010.) Ms. Tait holds a B.A. from the University of Toronto (1979), an M.Sc. from Boston University (1982) and a D.E.A. from l’Université de Paris (1983).

Donald Arthur Wright, is a non-executive, independent director of DHX Media, and is the Lead Director and Vice Chair of the Board. He is currently the President and Chief Executive Officer of The Winnington Capital Group Inc. He is an active investor in both the private and public equity markets. Mr. Wright’s career has spanned more than 40 years in the investment industry. He has held a number of leadership positions, including President of Merrill Lynch Canada; Executive Vice President, Director and member of the Executive Committee of Burns Fry Ltd.; Chair and Chief Executive Officer of TD Securities Inc. and Deputy Chair of TD Bank Financial Group. Mr. Wright serves as Chair of the Board of Directors of GMP Capital Inc. He is also Chair of the Board of Trustees of Richards Packaging Income Fund. He actively supports numerous charitable organizations. He is a past member of the Royal Ontario Museum Governors’ Finance Committee, Campaign Cabinet of Eva’s Phoenix, Board of Trustees of The Hospital for Sick Children, and Chair of the Board of Directors of Via Rail Canada Inc.

2016 Director Voting Results

All of the incumbent candidates for director at the Meeting were elected by shareholders at the Company’s last annual meeting of Shareholders. The voting results for directors at such meeting were as follows:

Director	Votes For
Elizabeth Beale	99.94%
David Colville	98.71%
Michael Donovan	97.94%
Deborah Drisdell	98.71%
Geoffrey Machum	99.97%
Robert Sobey	98.74%
Catherine Tait	99.65%
Donald Wright	94.62%

Bankruptcies and Cease Trade Orders

To the knowledge of DHX Media, none of the proposed nominees for election as directors of DHX Media: (a) are, as at the date hereof, or have been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an "Order") that was issued while the proposed nominee was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the proposed nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (b) are, as at the date of this circular, or have been within 10 years before the date of this circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) have, within the 10 years before the date of this circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed nominee, except for the following:

i. Mr. Donald Wright was a director of Tuscany International Drilling Inc. (“Tuscany”) from December 2008 to February 14, 2015. On February 2, 2014, Tuscany announced that it and one of its subsidiaries, Tuscany International Holdings (U.S.A.) Ltd. (“Tuscany USA”) commenced proceedings under Chapter 11 of the United States Bankruptcy Code

(“U.S. Code”) in the United States Bankruptcy Court for the District of Delaware (the “Chapter 11 Proceedings”) to implement a restructuring of Tuscany’s debt obligations and capital structure through a plan of reorganization under the U.S. Code. Tuscany also announced that it and Tuscany USA intend to commence ancillary proceedings in the Court of Queen’s Bench of Alberta under the Companies’ Creditors Arrangement Act to seek recognition of the Chapter 11 Proceedings and certain related relief. Tuscany’s plan of reorganization under Chapter 11 of the U.S. Code was approved on May 19, 2014.

ii. Mr. Donald Wright was previously Chairman of the board of directors of Jaguar Resources Inc. (“Jaguar”). On May 6, 2015 the Alberta Securities Commission and on May 8, 2015 the British Columbia Securities Commission, issued cease trade orders (the “Cease Trade Orders”) against Jaguar for failure to file its annual audited financial statements, annual management’s discussion and analysis, and certification of the annual filings for the year ended December 31, 2014, pursuant to which trading in Jaguar’s securities was prohibited. Further, during the term of the Cease Trade Orders, Jaguar issued securities in contravention of the Cease Trade Orders. The Cease Trade Orders were subsequently revoked on March 15, 2016. Mr. Wright subsequently resigned as a director of Jaguar effective April 4, 2016.

iii. March Entertainment, a privately-held CGI animation studio based in Toronto, filed for bankruptcy on July 15, 2013 due to third party default on production financing. Ms. Tait was a director of the company from September, 2010 to October, 2012.

2. Re-Appointment of Auditors and Authorization for Directors to Fix Their Remuneration

PricewaterhouseCoopers LLP of 1601 Lower Water Street, Suite 400, Halifax, Nova Scotia, B3J 3P6, Canada are the current auditors of DHX Media. PricewaterhouseCoopers LLP is registered with the Chartered Professional Accountants of Nova Scotia. At the Meeting, Shareholders will be asked to re-appoint PricewaterhouseCoopers LLP as the independent auditors of the Company to hold office until the next annual meeting of Shareholders or until a successor is appointed and to authorize the board of directors of the Company to fix the remuneration of the auditors of the Company. PricewaterhouseCoopers LLP was first appointed as auditors of the Company on October 25, 2004.

The following table outlines the audit, audit-related, tax and other fees billed to the Company by its external auditor, PricewaterhouseCoopers LLP, in each of the fiscal years ended June 30, 2016 and June 30, 2017.

Audit Fees
	Fiscal Year ended	Fiscal Year ended
Fees	June 30, 2016	June 30, 2017
Audit Fees(1)	$1,863,600	$1,729,000
Audit Related Fees(2)	$84,020	$76,450
Tax Fees(3)	$231,450	$164,471
All Other Fees	–	–
Total	$2,179,070	$1,969,921

(1)

Audit fees were paid for professional services rendered by the auditors for the audit of the Registrant’s annual financial statements (2016 – $1,108,000 and 2017 – $1,545,000), reviews of the Registrant’s consolidated interim financial statements (2016 – $150,000 and 2017 – $150,000), and prospectus filings, business acquisition, translation and stat audits (2016 – $605,600 and 2017 – $34,000).

(2)

Audit-related fees are defined as the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported under the Audit Fees item above. This category is comprised of fees billed for advisory services associated with the Registrant’s financial reporting, and includes production cost audits (2016 – $74,020 and 2017 – $66,450) and due diligence and bank reporting (2016 – $10,000 and 2017 – $10,000).

(3)

Tax fees are defined as the aggregate fees billed for professional services rendered by the Registrant’s external auditor for tax compliance (2016 – $117,475 and 2017 – $131,905), tax advice and tax planning (2016 – $58,575 and 2017 – $6,050) and due diligence (2016 – $55,400 and 2017 – $26,516).

The Company’s board of directors recommends that Shareholders vote “FOR” the re-appointment of PricewaterhouseCoopers LLP as independent auditors for the Company until the next annual meeting of shareholders or until a successor is appointed and the authorization of the board of directors to fix the auditors’ remuneration. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the re appointment of PricewaterhouseCoopers LLP as auditors of the Company to hold office until the next annual meeting of shareholders or until a successor is appointed, and the authorization of the board of directors to fix the remuneration of the auditors.

3. Other Matters

The Company knows of no other matters to be submitted to Shareholders at the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Voting Shares they represent in accordance with their judgement on such matters.

STATEMENT OF EXECUTIVE COMPENSATION

Use of Certain Terms

Certain terms used in this Statement of Executive Compensation, including EBITDA and adjusted EBITDA, are non-GAAP financials measures used by the Company. Additional information concerning the Company’s use of non-GAAP financial measures can be found under “Use of Non-GAAP Financial Measures” in the Company’s Management Discussion & Analysis for fiscal 2017 which is on file and available at www.sedar.com and www.edgar.com.

Compensation Philosophy

DHX Media’s executive compensation practices are based on a pay-for-performance philosophy and designed to attract, motivate, and retain its executives and reward them for the Company’s financial and operational performance along with their individual contributions. The Company believes that this philosophy effectively supports the Company’s overall approach to executive compensation and its short and long term strategic objectives.

Human Resources and Compensation Committee

The Company's executive compensation program is administered by the Human Resources and Compensation Committee of the Board (the “HRCC”). The HRCC is chaired by Robert Sobey and currently additionally composed of David Colville, Deborah Drisdell and Donald Wright. All of the members of the HRCC are independent directors. Each member’s qualifications are more particularly described in their respective biographies above under “Business of the Meeting”.

The primary functions of the HRCC are (i) determining and making recommendations with respect to all forms of compensation granted to the Chief Executive Officer and Executive Chair of the Company, (ii) reviewing, evaluating and, if advisable, approving the Chief Executive Officer's and Executive Chair’s recommendations respecting compensation of other senior executives of the Company, including the Company’s NEOs, (iii) making recommendations concerning compensation of the Board, (iv) ensuring that the Chief Executive Officer’s performance criteria are aligned with the strategic plan and (v) overseeing succession planning for the executives of the Company as well as the Company’s overall talent management practices and processes.

The HRCC ensures that the Company has high caliber executive management in place and a compensation program that is competitive, motivating and rewarding for participants. The HRCC reviews and makes recommendations to the Company's Board regarding succession planning, including the appointment of the Company's executive officers, and for the establishment of, and any material changes to, executive compensation programs, including that of the Chief Executive Officer. The HRCC also oversees the Company's employee compensation and benefits plans.

Additional information concerning the HRCC can be found below under “Statement of Corporate Governance Practices – Committees of the Board of Directors”.

Compensation Advisors / Executive Compensation-Related Fees

In fiscal 2016, the Company engaged Bay Street HR to assist the Company in implementing certain key recommendations made by a third party consultant who was engaged in prior fiscal years in respect of the Company’s executive compensation program and policies. Bay Street HR’s assignment included assisting with the establishment and implementation of the CEO scorecard and the PSU Plan. Effective for fiscal 2017, Bay Street HR was retained by the HRCC to provide general support and advice concerning the compensation of the Company’s senior executives and the Company’s compensation program and policies.

In fiscal 2017, the Company engaged Flintlock Consulting to assist with a review of the compensation of the senior executives of the Company and the development of the Company’s compensation program, including benchmarking the Company’s compensation practices with a peer group, which is discussed in more detail below under “Benchmarking”.

The following fees were paid to Bay Street HR and Flintlock Consulting in fiscals 2016 and 2017:

Bay Street HR
	2016	2017
Executive Compensation-Related Fees	$11,000	$21,030
All Other Fees	–	–

Flintlock Consulting
	2016	2017
Executive Compensation-Related Fees	–	$43,500
All Other Fees(1)	–	$15,000

(1)	All other fees include fees for services rendered relating to the development of a commission-based compensation program for non-executive DHX Television sales personnel of the Company.

Compensation Discussion and Analysis

Named Executive Officers

The Named Executive Officers (“NEOs”) of the Company for fiscal 2017 are:

  Michael Donovan, Executive Chairman

  Dana Landry, Chief Executive Officer

  Keith Abriel, Chief Financial Officer

  Anne Loi, EVP, Global Operations

  John Robson, Managing Director, WildBrain

  Josh Scherba, EVP, Distribution & Content

Objectives of the Compensation Program

The Company's compensation program is designed to encourage behaviour and performance among the Company's key employees, including its NEOs, which the HRCC believes is in the best interests of the Company’s Shareholders. The Company’s goal is to keep compensation consistent with its strategic business and financial objectives and to ensure that its executive compensation is competitive within the industries and markets in which it operates and with public companies of a similar size, while enabling the Company to attract, motivate and retain executive personnel as the Company feels necessary to maximize return to its Shareholders. The incentive portion of the compensation program rewards positive annual performance to increase performance relative to prior years.

Elements of the Compensation Program

For fiscal 2017, the Company’s executive compensation program was comprised primarily of base salary, short-term incentive plan (composed of performance-based annual bonus awards), and long-term incentive plan (composed of option-based awards (“Option-based awards”) under the Company’s stock option plan (the “Stock Option Plan”) and performance share units (“PSUs”) under the Company’s performance share unit plan (the “PSU Plan”)). The Company’s executives are also entitled to participate in group benefits plans, including the Company’s group registered retirement savings plan, employee share purchase plan, and health and dental insurance, which are generally available to employees of the Company. The material elements of the Company’s compensation program are discussed in more detail below.

Base Salary

The base salary component of the remuneration of the Company’s executives is a fixed source of compensation intended to attract and retain talent and provide predictable and steady income to executives.

Short-Term Incentive Plan

The Company’s short term incentive plan is composed of performance-based annual bonuses paid in cash. Performance-based bonuses are generally awarded to executives of the Company to reward them for the achievement of predetermined performance criteria, including the financial and operating performance of the Company, individual performance measures, the performance of the business unit that the particular executive is responsible for (if applicable) and evaluations of personal job performance not otherwise captured. In certain instances bonuses are subject to limits or other terms prescribed by the executive’s employment agreement. Performance-based annual bonus awards are also subject to the discretion of the HRCC. The performance criteria for evaluating annual bonuses is discussed in more detail below under “Determining Compensation” and “Employment Agreements”.

The Company’s short-term incentive plan strategy is described in more detail below under “Determining Compensation”.

Long-Term Incentive Plan

For fiscal 2017, the Company’s long term incentive plan was composed of Option-based awards and PSUs. Awards under the Company’s long-term incentive plan to its executives provides the opportunity to receive equity-based compensation to drive longer-term performance. Both the HRCC and the Board believe such form of compensation is important for motivating employees to deliver strong longer term performance, aligning the interest of such employees with Shareholders of the Company, as well as ensuring that the Company provides competitive overall rates of compensation.

The Company's view is that, in appropriate circumstances, Option-based awards can be an integral part of a balanced compensation program. The Company has entered into employment agreements with each of the NEOs that generally provide for Option-based awards to be determined in the discretion of the HRCC and with the approval of the Board of the Company. The Stock Option Plan is discussed in more detail below under “Equity Compensation Plan Information – Stock Option Plan”.

In fiscal 2017, the Company implemented grants under the PSU Plan as part of its long term incentive plan for key executives and employees of the Company, including the Company’s NEOs. The addition of the PSU Plan to the Company’s long-term incentive compensation program is designed to, among other things, enhance Shareholder value and align the interests of DHX Media’s participating executives and its Shareholders by allowing the Company to use different vesting criteria, eligibility and a mix of performance measures and time-based vesting for at-risk compensation of the Company’s executives. The performance criteria element of PSUs provides for a strong link between pay of executives and performance of the Company.

The term of PSUs will typically be 3 years, with a crystallization determination based on pre-determined performance criteria following completion of the first year and cliff vesting following completion of the subsequent two years once such initial performance-based crystallization has occurred. Each PSU notionally represents a Voting Share in the Company and the Company intends to settle with participants by issuance of Voting Shares on vesting. PSUs accrue notional dividends at the same rate as the Voting Shares of the Company over the term of the grant based on an at-target assumption prior to crystallization, with an adjustment once the amount of PSUs actually crystallized has been determined. The Company intends that such amount will be settled following vesting by issuance of the number of PSUs determined by dividing the dollar value of such notional dividend by the market value of Voting Shares on the corresponding dividend payment date. The PSU Plan is discussed in more detail below under “Equity Compensation Plan Information – Performance Share Unit Plan”.

The Company’s long-term incentive plan strategy and practices are described in more detail below under “Determining Compensation”.

Other Compensation Elements

Outside of the primary compensation elements described above, the Company also maintains an employee share purchase plan which is generally available to executives and other employees of the Company (subject to certain qualifying requirements), and which encourages employees to accumulate savings through the ownership of DHX Media’s Voting

Shares. Additional details concerning the employee share purchase plan can be found under "Equity Compensation Plan Information – Employee Share Purchase Plan" below.

In fiscal 2015, the Company instituted a group registered retirement savings plan (the “RRSP Plan”) which is generally available to the Company’s executives and employees of the Company (subject to certain qualifying requirements), and encourages employees to accumulate savings, providing for employer matching contributions of up to 5% of an employee’s salary.

Determining Compensation

Base Salary

Overall remuneration for the Company’s executives, including the base salary component, is determined having regard to individual measures, such as the executive's current responsibilities, their individual performance and years of experience. In establishing base salaries, the Company considers factors, such as current competitive market conditions and comparable compensation levels within the organization and outside the organization with reference to companies within DHX Media’s peer group and other market data. The HRCC reviews the base salaries of the Company’s executives based on recommendations of the CEO and Executive Chair and reviews and makes recommendations to the Board concerning the base salary of the CEO and the Executive Chair of the Company. When reviewing base salaries, the HRCC considers equitable factors, such as desire to maintain a similar level of compensation for a particular executive group, their respective function and length of service.

Short-Term Incentive Plan

The Company's current short-term incentive plan for its senior executives, including its NEOs, is intended to supplement base salary and provide competitive rates of compensation, as well as reward executives for the strong financial and operating performance of the Company and for individual meritorious performance taking into consideration their roles and responsibilities. The Company’s selection of performance criteria in respect of its short-term incentive plan is designed to support the annual targets and shorter-term strategic priorities of the Company in order to effectively incentivize and motivate executives with appropriate goals.

The short-term incentive component of the CEO’s compensation is determined by the HRCC based on a performance evaluation framework or scorecard approved by the HRCC and implemented by the Company for the applicable fiscal year. The CEO Scorecard for fiscal 2017 (the “2017 CEO Scorecard”) included a mix of financial and non-financial performance metrics with a target payout range of 50% of base salary to a maximum of 125% of base salary determined based on performance relative to the stated performance metrics. If the performance metrics were not met, the CEO would not be eligible to receive a bonus under the Company’s short-term incentive plan.

The categories of performance metrics under the 2017 CEO Scorecard were weighted 60% towards financial performance of the Company and 40% towards execution on certain pre-determined strategic imperatives of DHX Media. The financial performance category was further broken down into two specific performance metrics, which, for fiscal 2017, included EBITDA growth of 12% and earnings per share (“EPS”) of $0.27. The financial performance metrics were weighted among the 60% total at 40% (EBITDA) and 20% (EPS). For fiscal 2017, the strategic imperatives were: (1) deliver an additional 175-200 half-hours of high quality content; (2) develop and implement a new organizational structure for the Company to deliver against the strategic plan, including succession and development plans; and (3) execute on leadership criteria, including internal critical initiatives, such as diversity initiatives, increasing internal communication and employee assessment, and external initiatives, such as representing the Company at key conferences and investor and industry events. The strategic imperative metrics were designed to support the execution of the strategic priorities of the Company and to reward the CEO for the exhibition and demonstration of leadership attributes. The strategic imperative categories were weighted among the 40% total at 10%, 20% and 10%, respectively. It was determined by the HRCC that the CEO met the non-financial strategic imperative metrics, but did not meet the financial performance metrics. Consequently, the CEO elected not to receive a bonus under the Company’s short-term incentive plan for fiscal 2017.

For fiscal 2017, the corporate performance metrics in the 2017 CEO Scorecard described above were cascaded to the rest of the NEOs of the Company and employed as a standard performance evaluation framework to determine short-term incentive remuneration for such non-CEO senior executives of the Company, including the non-CEO NEOs. In determining such payouts, the HRCC also took into consideration the specific individual performance of each executive in his or her functions, including special transactions of the Company, the financial performance of the business division that the executive is responsible for, if applicable, as well as any applicable contractual obligations to the executive, among other things. Based on a review of all such relevant factors, the HRCC of the Company made a determination as to the appropriate remuneration for each of the executives based on a recommendation by the CEO. The Company is currently reviewing this approach with assistance from Flintlock Consulting with a view to standardizing the determination of short-term incentive payouts for non-CEO senior executives of the Company for future fiscal years.

Short-term incentive grants to the CEO and non-CEO senior executives of the Company are ultimately subject to the discretion of the HRCC and the Board, provided that contractual maximums are not exceeded. The Company believes this approach facilitates the ability to address potential risks associated with imbalances in individual and Company performance or significant external challenges or opportunities that were not contemplated or reasonably expected in advance of setting performance metrics, among other considerations.

Long-Term Incentive Plan

As noted above, for fiscal 2017, the Company’s long-term incentive plan was comprised of Option-based awards and PSUs. The amount of Options and PSUs granted to executives in any given year, and any conditions imposed thereon, are intended to encourage the continued long term strategic planning on the part of the executives of the Company, to retain their services in subsequent years and to relate long term compensation to long term Shareholder value. The Board approves all grants under the Company’s long-term incentive plans.

Long-term incentive grants are awarded on an annual basis following the completion of the Company’s applicable fiscal year. The annual decision to grant Options and PSUs, is tied to the particular meritorious performance of the executive in question and includes an evaluation and consideration of prior grants made. The HRCC and Board may also make special long-term incentive plan grants at other times during the year for hiring, retention or other special purposes. The CEO makes recommendations to the HRCC regarding the total remuneration and Option and PSU grants for each of the Company's executives, other than for himself. The HRCC then reviews and submits its recommendations to the Board for consideration. The Board is responsible for approving the grants based on recommendations of the HRCC.

The HRCC is responsible for determining the term, performance criteria and multiplier for PSUs. The number of PSUs granted is determined by dividing the target award dollar amount by the trailing five-day volume weighted average share price for the Company’s Voting Shares. In fiscal 2017, the Company issued two tranches of PSUs in recognition of and to account for its intention to implement the PSU Plan in fiscal 2016. The first tranche (the “2016 PSU Grant”) included a performance period of fiscal 2016 with a term of two years, following which the granted PSU amount cliff vests. The PSU grant amount was determined based on pre-determined performance criteria of one year growth in adjusted EBITDA with applicable multipliers which are set forth in the table below. The Company exceeded the applicable performance target for fiscal 2016 and accordingly grants were made at 125% of the target PSU amount.

2016 PSU Grant	Below Threshold	Threshold	Target	Exceeds
1-Year Growth in Adjusted EBITDA	<10%	10-12%	12-15%	15%
Performance Multiplier	0%	75%	100%	125%

The second tranche (the “2017 PSU Grant”) included a performance period of fiscal 2017 with a term of three years. Following the first year of the term, the performance determination was made based on the pre-determined performance criteria and applicable multipliers which are set forth in the table below. For fiscal 2017, the performance criteria were equally weighted between one year growth in adjusted EBITDA and number of half hours of content produced. The Company missed the EBITDA criteria and met the half hours of content criteria, with 194 half hours of content produced in fiscal 2017. Accordingly, the PSUs granted pursuant to the 2017 PSU Grant crystallized at 50% of the target amount and the number of PSUs granted, after accounting for the applicable performance multiplier and consequential crystallization, will cliff vest at the end of the three year term.

2017 PSU Grant (EBITDA)	Below Threshold	Threshold	Target	Exceeds
1-Year Growth in Adjusted EBITDA	<9%	9-11%	11-13%	13%+
Performance Multiplier	0%	75%	100%	125%

2017 PSU Grant (Half Hours)	Below Threshold	Threshold	Target	Exceeds
Number of Half Hours of Content Produced	<150	150-174	175-200	201+
Performance Multiplier	0%	75%	100%	125%

Benchmarking

The HRCC is responsible for reviewing the Company’s benchmarking peer group to ensure that such peer group remains appropriate for purposes of assessing executive compensation levels, policies and practices. In fiscal 2016, the HRCC determined that it would be appropriate to conduct a reevaluation of the Company’s peer group selected in fiscal 2015.

In fiscal 2017 and with the assistance of Flintlock Consulting, the HRCC approved a revised approach to benchmarking the compensation of the Company’s senior executives. Based on the review, it was determined that it would be appropriate to use a peer group of Canadian companies selected based on similarity of industry, revenue and market capitalization to benchmark the compensation of the CEO and CFO. The peer group selected is set out below:

CEO and CFO Peer Group
Glacier Media Inc.	Sirius XM Canada Holdings Inc.
GVIC Communications Corp.	Torstar Corporation
Mood Media Corporation	TVA Group, Inc.
Newfoundland Capital Corporation Ltd.	Yellow Pages Limited
Postmedia Network Canada Corporation	IMAX Corporation

However, due to the limited number of directly comparable media-oriented, publicly-traded companies of a similar size to the Company and the accompanying challenge in defining an industry-specific peer group, it was determined that it would be appropriate to benchmark the balance of the Company’s senior executives to applicable positions in Mercer’s 2016 General Industry Executive Compensation Survey – Canada with companies having total revenues reported between 0.5 – 2 times that reported for DHX Media.

Based on its analysis, the HRCC believes that the criteria behind the Company's compensation decisions are appropriate and effective to make overall compensation levels competitive in order to attract and retain quality employees, but not excessive or out of step with market realities or the Company’s compensation peer group.

Compensation Related Risks

In reviewing the compensation of the Company’s NEOs and other executives and exercising its discretion in making annual short-term and long-term incentive plan decisions based on performance, the HRCC considers the mix of incentives created by different components of compensation and the effect those incentives may have on decisions being made by management, including the risk that such decisions may not be in the best interests of DHX Media and its Shareholders.

The HRCC believes that a number of its compensation practices and policies mitigate the risk of misaligned incentives for the NEOs and other executives of the Company, including the practices and policies below.

  Base salaries are determined with reference to DHX Media's peer companies / market data.

  In assessing performance for the purposes of annual short-term incentive awards, the HRCC refers to a variety of company-wide and individual performance measures to ensure that individual performance that is not reflected in the Company's overall performance is not excessively rewarded.

  Annual bonus awards are generally capped and are not excessive relative to base salaries.

  Compensation elements are typically subject to the discretion of the HRCC, allowing the HRCC to address compensation that does not otherwise reflect Company performance.

  Option-based awards typically vest 25% per year over four years from the date of grant with reasonable exercise periods or otherwise based on the achievement of pre-determined objective performance measures, providing a long term incentive to maximize share performance.

  The Company has implemented PSU grants under its PSU Plan for fiscal 2017, which impose different performance and vesting criteria for long-term incentive at-risk compensation and reduce the Company’s reliance on Options for long-term incentive compensation.

  The Company’s Insider Trading Policy includes a provision that restricts forms of hedging and, specifically sets out that purchases of securities of the Company should be for investment purposes only and not short-term speculation, including dealings in puts and calls, short sales and all buying or selling on the market with the intention of quickly re-selling or buying back at a profit. Short selling of securities of the Company is strictly prohibited.

  Concurrently with its listing of Variable Voting Shares on the NASDAQ (as defined below), the Company became subject to, among other laws, regulations and rules in the U.S., Section 402 of the Sarbanes-Oxley Act of 2002, which prohibits the Company from making personal loans to officers and directors of the Company.

  Employee share ownership is encouraged through DHX Media's Employee Share Purchase Plan.

  The Company’s Stock Option Plan includes a clawback policy.

The HRCC conducts annual reviews of the Company’s executive compensation policies and practices with the goal of, among other things, evaluating effectiveness. As a result of its review of DHX Media's executive compensation, the HRCC has concluded that there are no risks arising from its compensation programs which are reasonably likely to have a material adverse effect on DHX Media.

Performance Graph

The following graph compares the company’s cumulative total shareholder return (assuming a $100 investment on and reinvestment of dividends) (“TSR”) for its publicly traded shares on the TSX compared with that of the S&P/TSX composite index (the “S&P/TSX Index”).

Total Shareholder Return on $100 invested July 1, 2012 to June 30, 2017(1)

Fiscal Year	2013 ($)	2014 ($)	2015 ($)	2016 ($)	2017 ($)
DHX Media Ltd.(2)	287.84	610.00	851.80	610.58	539.73
S&P/TSX Index	104.59	130.61	125.50	121.28	130.92

(1)	Past performance is not necessarily indicative of future results.
(2)

The information set forth in the charts above prior to October 9, 2014 is in respect of DHX Media’s common shares, which traded on the TSX under the symbol “DHX”. All information as of and following October 9, 2014 reflects a volume weighted average price of

DHX Media’s Common Voting Shares and Variable Voting Shares on the TSX, which trade under the symbols “DHX.B” and “DHX.A”, respectively.

The above graph and table demonstrate an overall out-performance of the S&P/TSX Index for the applicable period, with strong performance of the Company’s publicly traded shares for fiscals 2013 through 2015. Over the period from July 1, 2012 to June 30, 2017 DHX Media delivered a TSR of approximately 440% compared to approximately 31% for the S&P/TSX Index. DHX Media’s shares outperformed the S&P/TSX Index by a factor of approximately 4 to 1 for such stated time period. However, for fiscal 2017, the Company’s publicly traded Voting Shares underperformed the S&P/TSX Index generating TSR of -12% compared with 8% for the S&P/TSX Index.

The recent decline in performance of the Company’s shares aligns with lower total compensation of the Company’s CEO and Executive Chairman for fiscal 2017. The balance of the Company’s NEOs (other than the CFO) received either one-time promotion or retention-related compensation or contractually obligated amounts during fiscal 2017 which is reflected in the higher overall compensation for fiscal 2017 for such executives. Such one-time payments are generally comprised of Option-based awards and/or PSUs and are described in more detail in the notes to the Summary Compensation Table below. In accordance with the Company’s stated intentions, all of such employees have been transitioned to employment agreements with indefinite terms with the intent of mitigating one-time promotion and retention-related compensation and standardizing the Company’s approach to executive compensation. Overall, the Company does not believe its NEO compensation levels are out of line with its overall performance or the market for the applicable time periods.

Summary Compensation Table

The following table sets forth information regarding compensation of the Company's NEOs:

Annual Compensation
				Option-	Annual
Name and	Fiscal		Share-Based	Based	Incentive	All Other	Total
Principal Position	Year	Salary	Awards(7)	Awards(8)	Plans(9)	Compensation(10)	Compensation
Michael Donovan(1) Executive Chairman	2017	$425,000	$220,155	$156,750	–	$1,845	$803,750
	2016	$425,000	–	$289,000	$250,000	–	$964,000
	2015	$425,000	–	–	$275,000	–	$700,000
Dana Landry(2) Chief Executive Officer	2017	$475,000	$275,195	$209,000	–	$15,368	$974,563
	2016	$475,000	–	$289,000	$306,090	$12,575	$1,082,665
	2015	$462,500	–	$2,462,765	$427,500	$2,740	$3,355,505
Keith Abriel(3) Chief Financial Officer	2017	$270,000	$164,983	$104,500	$40,000	$17,258	$596,741
	2016	$270,000	–	$126,293	$125,000	$14,956	$536,249
	2015	$247,500	–	$430,984	$164,700	$7,330	$850,514
Anne Loi(4) EVP, Global Operations	2017	$302,500	$110,081	$400,250	$40,000	$17,823	$870,654
	2016	$260,000	–	$72,298	$150,000	$13,829	$496,127
	2015	$260,000	–	$212,313	$150,000	$13,609	$635,922
John Robson(5) Managing Director, WildBrain	2017	$330,000	$391,168	$209,000	$204,848	$3,162	$1,138,178
	2016	$370,500	–	$216,894	$202,772	–	$790,166
	2015	$112,417	–	–	$46,292	–	$158,709
Josh Scherba(6) EVP, Distribution and Content	2017	$310,577	$110,081	$400,250	$40,000	$21,852	$882,760
	2016	$275,000	–	$72,298	$200,000	$14,975	$562,273
	2015	$275,000	–	–	$220,000	$14,755	$509,755

(1)

Michael Donovan resigned as CEO and was appointed Executive Chairman of the Company following the commencement of the Company’s 2015 fiscal year on July 31, 2014, remaining at a total annual base salary of $425,000.

(2)

Dana Landry resigned as CFO and was appointed CEO of the Company following the commencement of the Company’s 2015 fiscal year on July 31, 2014 and entered into an employment agreement with the Company in respect of such role as of such date. The agreement provides for a total annual base salary of $475,000. In connection with entering into the CEO employment agreement, Mr. Landry was granted 1,000,000 Options with a fair value of $2,462,765. Refer to “Employment Agreements” below for additional information.

(3)

Keith Abriel was appointed as CFO of the Company following the commencement of the Company’s 2015 fiscal year on July 31, 2014 and entered into an employment agreement with the Company in respect of such role as of such date. The agreement provides for a total annual base salary of $270,000. In connection with entering into the CFO employment agreement, Mr. Abriel was granted 175,000 Options with a fair value of $430,984. Refer to “Employment Agreements” below for additional information.

(4)

Anne Loi was promoted to EVP, Global Operations effective January 1, 2017 and entered into an employment agreement with the Company in respect of such role effective as of such date. The agreement provides for a total annual base salary of $325,000. In connection with such appointment, Ms. Loi was granted 200,000 Options on February 16, 2017 with fair value of $348,357. Refer to “Employment Agreements” below for additional information.

(5)

John Robson was paid his salary and annual incentive plan bonus in GBP. The conversion of Mr. Robson’s salary from GBP to CAD was calculated using an average exchange rate applicable for the pay period which for fiscals 2017, 2016 and 2015 were 1.65, 1.95 and 1.90, respectively. The conversion of Mr. Robson’s annual incentive plan bonus from GBP to CAD was calculated using the spot exchange rate on the date of payment, which for fiscals 2017, 2016 and 2015 were 1.69, 1.63 and 2.02, respectively. Refer to “Employment Agreements” below for additional information.

(6)

Josh Scherba was promoted to EVP, Distribution and Content effective January 1, 2017 and entered into an employment agreement with the Company in respect of such role effective as of such date. The agreement provides for a total annual base salary of $325,000. In connection with such appointment, Mr. Scherba was granted 200,000 Options on February 16, 2017 with fair value of $348,357. Refer to “Employment Agreements” below for additional information.

(7)

Share-based awards are comprised of grants of PSUs under the Company’s PSU Plan. Value shown is based on the estimated grant date fair value of the applicable awards determined by multiplying the target number of PSUs granted (i.e. assuming performance criteria achieved at target) by their value established according to the Black-Scholes model. The value of the 2016 PSU Grant was determined based on the number of PSUs granted applying the achievement of above target performance criteria for fiscal 2016. This value is the same as the fair value established in accordance with IFRS (see assumptions below):

Year Ended
June 30, 2017
Weighted Average Fair value per PSU granted during the applicable fiscal year	$6.86
Assumptions:
Weighted Average Risk-free interest rate	0.51%
Weighted Average Expected dividend yield	1.03%
Weighted Average Expected volatility	30.5%
Weighted Average Expected life	2.25 years

(8)

Options vest at various times and expire 7 years from the date of issuance. Value shown is based on the estimated grant date fair value of the applicable awards determined by multiplying the number of options granted by their value established according to the Black-Scholes model. This value is the same as the fair value established in accordance with IFRS (see assumptions below):

	Year Ended	Year Ended	Year Ended
	June 30, 2015	June 30, 2016	June 30, 2017
Weighted Average Fair value per option granted during the applicable fiscal year	$2.79	$2.75	$2.01
Assumptions:
Weighted Average Risk-free interest rate	1.39%	0.64%	0.69%
Weighted Average Expected dividend yield	0.66%	0.75%	1.08%
Weighted Average Expected volatility	44%	41%	37%
Weighted Average Expected life	4 years	5 years	5 years

(9)

The amounts reflected in this column include the performance-based annual cash bonuses under the Company’s short-term incentive plan. For additional information concerning the determination of such compensation element, including applicable performance metrics for fiscal 2017, refer to “Determining Compensation – Short-Term Incentive Plan” above.

(10)

The amounts reflected in this column include all other compensation not reported in any other column of the table for each of the NEOs and, unless otherwise indicated, is comprised of benefit amounts under the Company’s employee share purchase plan, Company contributions to the NEO’s account under the RRSP Plan and notional value of dividends accrued but not paid under PSU awards.

Incentive Plan Awards

The following table sets forth information regarding all Option-based awards outstanding as at June 30, 2017 for each NEO:

Option-Based Awards
	Number of Securities	Option		Value of
	Underlying	Exercise		Unexercised in the
Name	Unexercised Options	Price	Option Expiration Date	Money Options(2)
Michael Donovan	100,000	$8.40	September 30, 2022	–
	75,000	$7.02	October 2, 2023	–
Dana Landry(1)	62,500	$1.63	October 3, 2017	$254,375
	1,000,000	$7.13	August 5, 2019	–
	100,000	$8.40	September 30, 2022	–
	100,000	$7.02	October 2, 2023	–
Keith Abriel	175,000	$7.13	August 5, 2019	–
	50,000	$8.40	September 30, 2022	–
	50,000	$7.02	October 2, 2023	–
Anne Loi	75,000	$8.27	October 1, 2019	–
	25,000	$8.40	September 30, 2022	–
	25,000	$7.02	October 2, 2023	–
	200,000	$6.08	February 15, 2024	–
John Robson	75,000	$8.40	September 30, 2022	–
	100,000	$7.02	October 2, 2023	–
Josh Scherba	53,125	$1.81	November 21, 2017	$206,656
	300,000	$4.07	November 20, 2018	$489,000
	25,000	$8.40	September 30, 2022	–
	25,000	$7.02	October 2, 2023	–
	200,000	$6.08	February 15, 2024	–

(1)

Following June 30, 2017, Dana Landry had 125,000 Options with an exercise price of $7.13 expire in connection with the Company’s failure to meet certain performance criteria for fiscal 2017 applicable to vesting pursuant to Mr. Landry’s employment agreement. Refer to “Employment Agreements” below.

(2)	Calculated based on the combined volume-weighted average price of the Company’s Voting Shares traded on the TSX for June 30, 2017 which was $5.70.

The following table sets forth information regarding all Share-based awards (i.e. PSUs) outstanding as at June 30, 2017 for each NEO:

Share-Based Awards
	Number of	Value of share-based	Value of vested share-based
	shares/units that have	awards that have not	awards not paid
Name	not vested(1)	vested(2)	out/distributed
Michael Donovan	24,929	$142,095	–
Dana Landry	31,161	$177,618	–
Keith Abriel	18,677	$106,459	–
Anne Loi	12,465	$71,051	–
John Robson	42,735	$243,590	–
Josh Scherba	12,465	$71,051	–

(1)	Includes the application of the 50% performance multiplier applicable to the 2017 PSU Grant.
(2)	Calculated based on the combined volume-weighted average price of the Company’s Voting Shares traded on the TSX for June 30, 2017 which was $5.70.

The following table sets forth for each NEO the value vested or earned under incentive plans of the Company during the year ended June 30, 2017:

Incentive Plan Awards
	Option-Based Awards	Share-Based Awards	Non-Equity Incentive Plan
	Value Vested During	– Value Vested During	Compensation – Value Earned
Name	2017(7)	2017	During 2017
Michael Donovan(1)	–	–	–
Dana Landry(2)	$30,000	–	–
Keith Abriel(3)	$5,250	–	$40,000
Anne Loi(4)	–	–	$40,000
John Robson(5)	–	–	$204,848
Josh Scherba(6)	–	–	$40,000

(1)	During fiscal 2017, Michael Donovan had 25,000 Options vest on October 1, 2016 with an exercise price of $8.40 per Option.
(2)

During fiscal 2017, Dana Landry had (a) 250,000 Options vest on August 6, 2016 with an exercise price of $7.13 per Option and (b) 25,000 Options vest on October 1, 2016 with an exercise price of $8.40 per Option. The vesting described in item (a) includes 125,000 Options vesting as a result of the achievement of contractually agreed performance metrics which are described in more detail below under “Employment Agreements”.

(3)

During fiscal 2017, Keith Abriel had (a) 43,750 Options vest on August 6, 2016 with an exercise price of $7.13 per Option and (b) 12,500 Options vest on October 1, 2016 with an exercise price of $8.40 per Option.

(4)

During fiscal 2017, Anne Loi had (a) 6,250 Options vest on October 1, 2016 with an exercise price of $8.40 per Option and (b) 18,750 Options vest on October 4, 2016 with an exercise price of $8.27 per Option.

(5)	During fiscal 2017, John Robson had 18,750 Options vest on October 1, 2016 with an exercise price of $8.40 per Option.
(6)	During fiscal 2017, Josh Scherba had 6,250 Options vest on October 1, 2016 with an exercise price of $8.40 per Option.
(7)

Calculated based on the combined volume-weighted average price of the Company’s Voting Shares traded on the TSX as of the date of vesting or the next day on which the TSX was open for trading, as applicable, which are set forth below:

Date of Vesting	Volume-Weighted Average Price
August 6, 2016	$7.25
October 1 2016	$6.85
October 4, 2016	$6.90

During fiscal 2017, none of the NEOs of the Company exercised any Options. Accordingly, there were no gains by the NEOs from exercising Options during fiscal 2017.

CEO Share Ownership

The following table sets forth the total number of Shares and crystallized PSUs held by the CEO, including approximate value:

Category	Number	Value(1)
Shares	451,460	$2,058,658
PSUs	31,161	$142,094
Total	482,621	$2,200,752

(1)	Calculated based on the combined volume-weighted average price of the Company’s Voting Shares traded on the TSX for January 23, 2018 which was $4.56.

Compensation of Directors

The Board determines the compensation for the Company’s directors on the recommendation of the Governance Committee, which, as part of its mandate, evaluates director compensation to ensure that it is competitive and aligns the interests of directors and Shareholders. DHX Media’s director compensation practices are intended to attract and retain experienced and effective directors to serve on the Board and align their interests with the interests of Shareholders.

The following table sets forth, for the fiscal year ended June 30, 2017, information concerning the compensation paid to the Company's directors other than directors who are also NEOs, which directors are not provided with additional compensation for their role as a member of the Board:

Compensation of Directors
		Option-Based	Other
Director	Fees Earned	Awards(2)	Compensation	Total
Elizabeth Beale	$94,750	$99,902	–	$194,652
David C. Colville	$96,750	$99,902	–	$196,652
Sir Graham Day(1)	$18,500	$99,902	–	$118,402
Deborah Drisdell	$96,750	$99,902	–	$196,652
Geoffrey Machum	$105,500	$99,902	–	$205,402
Rob Sobey	$107,500	$99,902	–	$207,402
Catherine Tait	$96,750	$99,902	–	$196,652
Donald Wright	$145,500	$99,902	–	$245,402

(1)

Sir Graham Day resigned as a director of the Company effective as of December 15, 2016 during the Company’s fiscal year 2017. Accordingly, his compensation reflected in the table above was for the period from July 1, 2016 to December 15, 2016.

(2)	Refer to note 8 under “Summary Compensation Table” above for a description of the Company’s approach to determining fair value of Options.

During the first quarter of fiscal 2017, all non-executive directors were paid an annual stipend of $50,000 and attendance fees of $2,000 per meeting, whether attendance is in person or via teleconference, with the Lead Director receiving an annual stipend of $60,000 and attendance fees of $2,000 per meeting. Non-executive directors who act as chair of any of the Audit Committee, HRCC, Governance Committee, Production Financing Committee and/or Corporate Finance Committee were paid an additional annual stipend of $15,000 during such period. All members of committees of the board also receive an additional $2,000 per meeting for attendance.

The compensation of directors of the Company was reviewed in November 2016 and, effective as of the end of the first quarter of fiscal 2017, the annual stipend for non-executive directors was increased to $75,000, with the Lead Director annual stipend being set at $85,000. Directors who act as chair of the Audit Committee are entitled to an annual stipend of $20,000. Directors who act as chair of the HRCC, Governance Committee, Production Financing Committee and/or Corporate Finance Committee are entitled to an annual stipend of $15,000. The attendance fees for board and committee meetings were not changed.

All directors are entitled to be reimbursed for their traveling and other out-of-pocket expenses reasonably incurred by them in connection with the affairs of the Company.

In accordance with and subject to the Stock Option Plan, the HRCC may from time to time, at its discretion, recommend to the Board for approval the granting of Options to any of the non-executive directors on such terms and conditions as the HRCC determines to be in the best interests of the Company. All non-executive directors are entitled to receive from time to time such number of Options as the HRCC determines to be in the best interests of the Company, subject to the terms of the Stock Option Plan and having regard to the Company's capitalization and share price, the tax implications for the directors, corporate governance policies and considerations, including current governance and compensation “best practices”, and such other factors as the HRCC deems relevant in its determination. In accordance with and as prescribed by the Stock Option Plan, any such grants are subject to a maximum of $100,000 fair value grant in any single year. Any Options granted to directors vest at 25% per year over four years in equal instalments. Executive directors are not entitled to receive Options in their capacity as directors.

The following table sets forth information regarding all Option-based awards outstanding as at June 30, 2017 for each director of the Company other than the directors who are also NEOs:

Option-Based Awards
	Number of Securities
	Underlying	Option Exercise	Option Expiration	Value of Unexercised in
Name	Unexercised Options	Price	Date	the Money Options(3)
Elizabeth Beale	100,000	$9.29	February 19, 2020	–
	39,500	$8.40	September 30, 2022	–
	47,800	$7.02	October 2, 2023	–
David C. Colville	100,000	$8.27	October 1, 2019	–
	39,500	$8.40	September 30, 2022	–
	47,800	$7.02	October 2, 2023	–
Sir Graham Day(1)	37,500	$8.27	October 1, 2019	–
	39,500	$8.40	September 30, 2022	–
	47,800	$7.02	October 2, 2023	–
Deborah Drisdell	100,000	$6.93	February 18, 2023	–
	47,800	$7.02	October 2, 2023	–
Geoffrey Machum	100,000	$8.27	October 1, 2019	–
	39,500	$8.40	September 30, 2022	–
	47,800	$7.02	October 2, 2023	–
Rob Sobey(2)	75,000	$4.07	November 20, 2018	$122,250
	37,500	$8.27	October 1, 2019	–
	39,500	$8.40	September 30, 2022	–
	47,800	$7.02	October 2, 2023	–
Catherine Tait	100,000	$9.29	February 19, 2020	–
	39,500	$8.40	September 30, 2022	–
	47,800	$7.02	October 2, 2023	–
Donald Wright	100,000	$4.07	November 20, 2018	$163,000
	37,500	$8.27	October 1, 2019	–
	39,500	$8.40	September 30, 2022	–
	47,800	$7.02	October 2, 2023	–

(1)	Sir Graham Day resigned as a director of the Company effective as of December 15, 2016 during the Company’s fiscal year 2017.
(2)	During fiscal 2017, on December 9, 2016, Rob Sobey exercised 30,000 Options at an exercise price of $1.81 per Option.
(3)	Calculated based on the combined volume-weighted average price of the Company’s Voting Shares traded on the TSX for June 30, 2017 which was $5.70.

The following table sets forth for each director of the Company the value vested or earned under incentive plans of the Company during the year ended June 30, 2017:

Incentive Plan Awards
	Option-Based Awards	Share-Based Awards	Non-Equity Incentive Plan
	Value Vested During	– Value Vested During	Compensation – Value Earned
Name	2017(9)	2017(10)	During 2017(11)
Elizabeth Beale(1)	–	–	–
David C. Colville(2)	–	–	–
Sir Graham Day(3)	–	–	–
Deborah Drisdell(4)	–	–	–
Geoffrey Machum(5)	–	–	–
Rob Sobey(6)	–	–	–
Catherine Tait(7)	–	–	–
Donald Wright(8)	–	–	–

(1)

During fiscal 2017, Elizabeth Beale had (a) 25,000 Options vest on February 20, 2017 with an exercise price of $9.29 per Option and (b) 9,875 Options vest on October 1, 2016 with an exercise price of $8.40 per Option.

(2)

During fiscal 2017, David Colville had (a) 25,000 Options vest on October 4, 2016 with an exercise price of $8.27 per Option and (b) 9,875 Options vest on October 1, 2016 with an exercise price of $8.40 per Option.

(3)

Sir Graham Day resigned as a director of the Company effective as of December 15, 2016 during the Company’s fiscal year 2017. During fiscal 2017, Sir Graham Day had (a) 9,375 Options vest on October 4, 2016 with an exercise price of $8.27 per Option and (b) 9,875 Options vest on October 1, 2016 with an exercise price of $8.40 per Option.

(4)	During fiscal 2017, Deborah Drisdell had 25,000 Options vest on February 19, 2017 with an exercise price of $6.93 per Option.
(5)

During fiscal 2017, Geoffrey Machum had (a) 25,000 Options vest on October 4, 2016 with an exercise price of $8.27 per Option and (b) 9,875 Options vest on October 1, 2016 with an exercise price of $8.40 per Option.

(6)

During fiscal 2017, Rob Sobey had (a) 9,375 Options vest on October 4, 2016 with an exercise price of $8.27 per Option and (b) 9,875 Options vest on October 1, 2016 with an exercise price of $8.40 per Option.

(7)

During fiscal 2017, Catherine Tait had (a) 25,000 Options vest on February 20, 2017 with an exercise price of $9.29 per Option and (b) 9,875 Options vest on October 1, 2016 with an exercise price of $8.40 per Option.

(8)

During fiscal 2017, Donald Wright had (a) 9,375 Options vest on October 4, 2016 with an exercise price of $8.27 per Option and (b) 9,875 Options vest on October 1, 2016 with an exercise price of $8.40 per Option.

(9)

Calculated based on the combined volume-weighted average price of the Company’s Voting Shares traded on the TSX as of the date of vesting or the next day on which the TSX was open for trading, as applicable, which are set forth below:

Date of Vesting	Volume-Weighted Average Price
October 1, 2016	$6.85
October 4, 2016	$6.90
February 19, 2017	$5.40
February 20, 2017	$5.40

(10)	Directors do not presently participate in any share-based incentive plans.
(11)	Directors do not participate in any non-equity incentive plans.

Share Ownership Guidelines

On November 9, 2016, the Company adopted share ownership guidelines for the Board. The guidelines dictate directors hold three times the annual board retainer (i.e. $225,000 in total) in value of shares of the Company and directors have a period of five years to obtain that level of share ownership. Value of share ownership will be determined based on the current market value of Company shares.

Employment Agreements

DHX Media has entered into employment agreements with each NEO of the Company. A summary of the key compensation-related terms of the employment agreements for each of the NEOs is set forth below.

Michael Donovan resigned as CEO and was appointed as Executive Chairman of the Company during fiscal 2015 on July 31, 2014 and entered into a new employment agreement with the Company on December 9, 2014, which provides for an annual base salary of $425,000, along with a discretionary bonus in the event DHX Media achieves certain budgeted targets and performance metrics aligned with the CEO’s performance metrics (described in more detail under “Determining Compensation – Short-Term Incentive Plan” above). The bonus is capped at 150% of base salary. Under Mr. Donovan’s employment agreement, the target bonus is $200,000 based on achieving the applicable performance criteria with the opportunity for over-performance and over-target bonus, subject to the maximum described above. The term of Mr. Donovan’s agreement was two years which automatically renewed for an additional term of two years. See “Termination and Change of Control Benefits” below for a summary of those applicable terms in Mr. Donovan’s employment agreement.

Dana Landry resigned as CFO and was appointed CEO of the Company during fiscal 2015 on July 31, 2014. As of such date Mr. Landry entered into a new employment agreement with the Company which provides for an annual base salary of $475,000, along with a discretionary bonus in the event DHX Media achieves certain budgeted targets and performance metrics (described in more detail under “Determining Compensation – Short-Term Incentive Plan” above). The bonus is capped at 150% of base salary. Under Mr. Landry’s employment agreement, the target bonus is $285,000 based on achieving the applicable performance criteria with the opportunity for over-performance and over-target bonus, subject to the maximum described above. In fiscal 2015 and in connection with his new appointment and accompanying employment agreement, Mr. Landry was granted 1,000,000 Options, 500,000 of which are subject to the Company’s customary vesting provisions (25% per year) and the remaining 500,000 are subject to accelerated vesting in the amount of 125,000 per year of his agreement in the event that the Company achieves EBITDA growth of 12% and share price appreciation of 12% in the applicable fiscal year (subject to the discretion of the HRCC). The term of Mr. Landry's employment agreement is four years with automatic renewal for an additional term of four years unless terminated by the employer or the employee at least six months prior to the end of the applicable term. See “Termination and Change of Control Benefits” below for a summary of those applicable terms in Mr. Landry’s employment agreement.

Keith Abriel was appointed CFO of the Company during fiscal 2015 on July 31, 2014. Mr. Abriel's employment agreement provides for an annual base salary of $270,000 and a discretionary bonus in the event that DHX Media achieves its target annual adjusted EBITDA, from time to time. The bonus is capped at 100% of base salary. Under Mr. Abriel’s employment agreement, the target bonus is $67,500 based on achieving the applicable performance criteria with the opportunity for over-performance and over-target bonus, subject to the maximum described above. Pursuant to his employment agreement and appointment as CFO in fiscal 2015, DHX Media granted Mr. Abriel 175,000 Options, subject to the Company’s customary vesting provisions (25% per year). Mr. Abriel's agreement is for a term of four years and automatically renews for a term of four years unless terminated by the employer or the employee at least six months prior to the end of the applicable term. See “Termination and Change of Control Benefits” below for a summary of those applicable terms in Mr. Abriel’s employment agreement.

Previously SVP, Finance and Operations with the Company, Anne Loi was promoted to EVP, Global Operations of the Company during fiscal 2017 effective January 1, 2017, at which time she entered into a new employment agreement with the Company. Ms. Loi’s employment agreement provides for an annual base salary of $325,000 and a target bonus of $200,000 subject to achievement of pre-determined individual and Company performance determined from time to time and at the discretion of the Company. Under Ms. Loi’s previous agreement, she was entitled to a bonus based on her performance and the performance of the Company in an amount no less than 20% and no greater than 80% of her base salary. The term of Ms. Loi’s agreement is indefinite. See “Termination and Change of Control Benefits” below for a summary of those applicable terms in Ms. Loi’s employment agreement.

John Robson entered into an employment agreement with the Company effective March 1, 2015 which was subsequently amended November 4, 2015 and further amended on October 6, 2017. Under Mr. Robson’s original agreement he was entitled to a base salary of GBP 165,000 and a bonus of up to 33% of his base salary at the discretion of the employer. Mr. Robson’s base salary was subsequently increased under the November 4, 2015 amendment to GBP 190,000 effective as of May 1, 2015 and subsequently further increased to GBP 200,000. Under the November 4, 2015 amendment his bonus was also revised effective July 1, 2015 to a target bonus of up to 20% of base salary conditional on the business unit that Mr. Robson was responsible for (i.e. WildBrain) achieving its target EBITDA for the relevant financial year and an over-target bonus in an amount of 4% of the excess EBITDA over target subject to a maximum of 30% of the combined total of Mr. Robson’s base salary and target bonus, in each case subject to the discretion of his employer. Any such over-target bonus would be paid as follows: (i) 50% payable provided WildBrain exceeds its target EBITDA for the financial year; and (ii) 50% payable provided the Company exceeded its target EBITDA for the financial year. The November 4, 2015 amendment also provided for the grant of Options subject to WildBrain meeting its EBITDA targets for fiscal years 2016 and 2017. Mr. Robson’s agreement, as amended by the October 6, 2017 amendment, which was effective for fiscal 2018, provided for a base salary of GBP 220,000 and target bonus of GBP 100,000 subject to the achievement of pre-determined individual and business unit performance determined from time to time and at the discretion of the Company. The agreement also provided for an above target bonus comprised of $20,000 for every $1 million of revenue above target achieved by WildBrain, up to a maximum of $200,000, as well as a grant of 50,000 Options 50% subject to certain performance vesting conditions. Mr. Robson’s employment agreement was for an indefinite term with termination by either party with six months’ prior written notice. See “Termination and Change of Control Benefits” below for a summary of applicable terms in Mr. Robson’s employment agreement.

On December 23, 2017, Mr. Robson provided notice of resignation to the Company. On such date, the Company placed Mr. Robson on garden leave for a period of six months during which time he will be paid his salary and continue to receive applicable benefits (excluding any bonus entitlement) and be subject to the applicable covenants set out in his employment agreement. Options and PSUs held by Mr. Robson will be treated in accordance with the terms and conditions of the applicable plans as described in this Circular.

Previously SVP, Distribution with the Company, Josh Scherba was promoted to EVP, Distribution and Content of the Company during fiscal 2017 effective January 1, 2017, at which time he entered into a new employment agreement with the Company. Mr. Scherba’s employment agreement provides for an annual base salary of $325,000 and a target bonus of $200,000 subject to achievement of pre-determined individual and Company performance determined from time to time and at the discretion of the Company. Under Mr. Scherba’s previous agreement commencing July 1, 2011, his base salary was $200,000 increasing by $10,000 per year. He was eligible for a target bonus in the amount of $20,000 plus an over-target bonus in the amount of 3.5% of EBITDA in excess of the target EBITDA of the international sales division of the Company, subject to a maximum of his base salary plus the target bonus amount. The target bonus was payable as follows: (i) 65% payable provided the international sales division met its EBITDA target; (ii) 25% payable provided the Company met its EBITDA target; and (iii) 10% payable provided Mr. Scherba met his pre-determined personal objectives for the applicable fiscal year. The over-target bonus was payable as follows: (i) 75% payable provided the international sales division exceeded its EBITDA target; and (ii) 25% payable provided the Company met its EBITDA target. The term of Mr. Scherba’s current agreement is indefinite. See “Termination and Change of Control Benefits” below for a summary of those applicable terms in Mr. Scherba’s employment agreement.

In addition to the foregoing, all NEO employment agreements include, among others, the following terms: (i) scope of responsibilities; (ii) entitlement to benefits; (iii) grants and participation in the equity compensation plans of the Company from time to time, subject to the discretion of the HRCC; (iv) intellectual property developed by the executive in the course of employment will be the exclusive property of the Company; (v) non-solicitation of employees of the Company during the term of employment and for a six month period following termination; (vi) non-competition with the employer during the term of employment and for six months following termination; and (vii) non-disclosure of confidential information of the Company. The Company is in the process of transitioning each of its senior executive employment agreements to an indefinite term as their respective agreements approach expiry/renewal.

Termination and Change of Control Benefits

The following table provides the estimated amounts of incremental payments, payables, and benefits to which each NEO would be entitled under their present employment agreement and applicable plans, assuming resignation, termination for cause, termination without cause, and termination without cause or resignation due to a material reduction or change in job responsibilities within six months following a change of control (i.e. double trigger), assuming the triggering event took place on June 30, 2017:

		Cash	Short-Term	Stock
Name	Departure Scenario(3)	Severance	Incentive	Options	PSUs	Total
Michael Donovan	Resignation	–	–	–	–	–
	Termination for Cause	–	–	–	–	–
	Termination without Cause	$637,500	–	–	$143,092	$780,592
	Change of Control	$637,500	–	–	–	$637,500
Dana Landry(1)	Resignation	–	–	–	–	–
	Termination for Cause	–	–	–	–	–
	Termination without Cause	$712,500	$427,500	–	$178,864	$1,318,864
	Change of Control	$712,500	$427,500	–	–	$1,140,000
Keith Abriel	Resignation	–	–	–	–	–
	Termination for Cause	–	–	–	–	–

		Cash	Short-Term	Stock
Name	Departure Scenario(3)	Severance	Incentive	Options	PSUs	Total
	Termination without Cause	$405,000	$40,000	–	$107,206	$552,206
	Change of Control	$405,000	$40,000	–	–	$445,000
Anne Loi	Resignation	–	–	–	–	–
	Termination for Cause	–	–	–	–	–
	Termination without Cause	$325,000	$40,000	–	$71,549	$436,549
	Change of Control	–	–	–	–	–
John Robson(2)	Resignation	–	–	–	–	–
	Termination for Cause	–	–	–	–	–
	Termination without Cause	$185,900	–	–	$245,299	$431,199
	Change of Control	–	–	–	–	–
Josh Scherba	Resignation	–	–	–	–	–
	Termination for Cause	–	–	–	–	–
	Termination without Cause	$325,000	$40,000	–	$71,549	$436,549
	Change of Control	–	–	–	–	–

(1)

In the event of a change of control accompanied by a qualifying termination of employment, Mr. Landry’s unvested Options are deemed to accelerate and immediately vest pursuant to the terms of his employment agreement. Assuming the triggering event occurred on June 30, 2017, all of Mr. Landry’s accelerated Options were not in the money calculated based on the closing share price on the TSX of DHX Media’s Common Voting Shares (DHX.B) on June 30, 2017 which was $5.74.

(2)

As discussed under Note 5 to the Summary Compensation Table above, John Robson was paid in GBP. The conversion of Mr. Robson’s cash severance from GBP to CAD on termination without cause was calculated using the Bank of Canada exchange rate on the assumed date of payment (June 30, 2017) which was approximately 1.69.

(3)	Refer to the tables below for a description of the entitlements of each NEO under applicable departure scenarios.

The following is a summary of the terms and entitlements with respect to the applicable departure scenarios afforded to each NEO under his or her employment agreement or applicable compensation plans as of June 30, 2017:

Michael Donovan
Resignation	-	Vested Options must be exercised by the earlier of 90 days following resignation and expiry of the term; all unvested Options terminate immediately
	-	All PSUs are forfeited
	-	If resignation occurs prior to the end of the term of the employment agreement, no further benefits are due to the executive; if resignation occurs at the end of the term of the employment agreement with 6 months’ prior notice, then the executive is entitled to $212,500 (6 months base salary), unless the executive’s 6 month non-competition agreement is waived
Termination for Cause	-	All vested and unvested Options terminate immediately
	-	All PSUs are forfeited
	-	No further benefits are due to the executive
Termination without Cause	-	Vested Options must be exercised by the earlier of 90 days following termination and expiry of the term; all unvested Options terminate immediately
	-	Executive entitled to settlement in the amount of unvested PSUs which have crystallized and for any PSUs which have not crystallized by applying an at-target adjustment factor to PSUs remaining in the term and vesting a pro-rated number based on the number of days worked in the remainder of the term
	-	If termination occurs prior to the end of the term of the employment agreement, then the executive is entitled to $637,500 (18 months base salary) along with any accrued bonus to the date of termination; if termination occurs at the end of the term of the employment agreement with 6 months’ prior notice, then the executive is entitled to $425,000 (12 months base salary) along with any accrued bonus to the date of termination
Change of Control	-	All Options terminate immediately prior to change of control unless assumed by successor; the Board may make a determination of acceleration of vesting, however, this

Michael Donovan
would be subject to the change of control being accompanied by a qualifying termination of employment
-	If on a change of control there is no longer a public market for the Voting Shares to determine market value or the HRCC determines performance measures are no longer appropriate or practically measurable, then the HRCC will determine the settlement amount and timing of payment for PSUs
-	Executive is entitled to $637,500 (18 months base salary) along with any accrued bonus to the date of termination

Dana Landry
Resignation	-	Vested Options must be exercised by the earlier of 90 days following resignation and expiry of the term; all unvested Options terminate immediately
	-	All PSUs are forfeited
	-	If resignation occurs prior to the end of the term of the employment agreement, no further benefits are due to the executive; if resignation occurs at the end of the term of the employment agreement with 6 months’ prior notice, then the executive is entitled to $237,500 (6 months base salary), unless the executive’s 6 month non-competition agreement is waived
Termination for Cause	-	All vested and unvested Options terminate immediately
	-	All PSUs are forfeited
	-	No further benefits are due to the executive
Termination without Cause	-	Vested Options must be exercised by the earlier of 90 days following termination and expiry of the term; all unvested Options terminate immediately
	-	Executive entitled to settlement in the amount of unvested PSUs which have crystallized and for any PSUs which have not crystallized by applying an at-target adjustment factor to PSUs remaining in the term and vesting a pro-rated number based on the number of days worked in the remainder of the term
	-	If termination occurs prior to the end of the term of the employment agreement, then the executive is entitled to $1,140,000 (18 months base salary plus bonus) and any accrued bonus to the date of termination; if termination occurs at the end of the term of the employment agreement with 6 months’ notice, then the executive is entitled to $475,000 (12 months base salary) and target bonus of $285,000 along with any accrued bonus to the date of termination
Change of Control	-	All unvested Options immediately accelerate, provided that the change of control is accompanied by a qualifying termination of employment
-	If on a change of control there is no longer a public market for the Voting Shares to determine market value or the HRCC determines performance measures are no longer appropriate or practically measurable, then the HRCC will determine the settlement amount and timing of payment for PSUs
	-	Executive is entitled to $712,500 (18 months base salary) along with target bonus of $285,000 and any accrued bonus to the date of termination

Keith Abriel
Resignation	-	Vested Options must be exercised by the earlier of 90 days following resignation and expiry of the term; all unvested Options terminate immediately
	-	All PSUs are forfeited
	-	If resignation occurs prior to the end of the term of the employment agreement, no further benefits are due to the executive; if resignation occurs at the end of the term of the employment agreement with 6 months’ prior notice, then the executive is entitled to $135,000 (6 months base salary), unless the executive’s 6 month non-competition

Keith Abriel
agreement is waived
Termination for Cause	-	All vested and unvested Options terminate immediately
	-	All PSUs are forfeited
	-	No further benefits are due to the executive
Termination without Cause	-	Vested Options must be exercised by the earlier of 90 days following termination and expiry of the term; all unvested Options terminate immediately
	-	Executive entitled to settlement in the amount of unvested PSUs which have crystallized and for any PSUs which have not crystallized by applying an at-target adjustment factor to PSUs remaining in the term and vesting a pro-rated number based on the number of days worked in the remainder of the term
	-	If termination occurs prior to the end of the term of the employment agreement, then the executive is entitled to $405,000 (18 months base salary) along any accrued bonus to the date of termination; if termination occurs at the end of the term of the employment agreement with 6 months’ prior notice, then the executive is entitled to $270,000 (12 months base salary) along with any accrued bonus to the date of termination
Change of Control	-	All Options terminate immediately prior to change of control unless assumed by successor; the Board may make a determination of acceleration of vesting, however, this would be subject to the change of control being accompanied by a qualifying termination of employment
	-	If on a change of control there is no longer a public market for the Voting Shares to determine market value or the HRCC determines performance measures are no longer appropriate or practically measurable, then the HRCC will determine the settlement amount and timing of payment for PSUs
	-	Executive is entitled to $405,000 (18 months base salary) along with any accrued bonus to the date of termination

Anne Loi
Resignation	-	Vested Options must be exercised by the earlier of 90 days following resignation and expiry of the term; all unvested Options terminate immediately
	-	All PSUs are forfeited
	-	No further benefits are due to the executive
Termination for Cause	-	All vested and unvested Options terminate immediately
	-	All PSUs are forfeited
	-	No further benefits are due to the executive
Termination without Cause	-	Vested Options must be exercised by the earlier of 90 days following termination and expiry of the term; all unvested Options terminate immediately
	-	Executive entitled to settlement in the amount of unvested PSUs which have crystallized and for any PSUs which have not crystallized by applying an at-target adjustment factor to PSUs remaining in the term and vesting a pro-rated number based on the number of days worked in the remainder of the term
	-	Executive is entitled to $325,000 (12 months base salary) along with any accrued bonus to the date of termination with a continuation of benefits for such period, provided a full and final release is executed
Change of Control	-	All Options terminate immediately prior to change of control unless assumed by successor; the Board may make a determination of acceleration of vesting, however, this would be subject to the change of control being accompanied by a qualifying termination of employment
	-	If on a change of control there is no longer a public market for the Voting Shares to determine market value or the HRCC determines performance measures are no longer appropriate or practically measurable, then the HRCC will determine the settlement

34

Anne Loi
amount and timing of payment for PSUs
-	No further benefits are due to the executive

John Robson
Resignation	-	Vested Options must be exercised by the earlier of 90 days following resignation and expiry of the term; all unvested Options terminate immediately
	-	All PSUs are forfeited
	-	No further benefits are due to the executive
Termination for Cause	-	All vested and unvested Options terminate immediately
	-	All PSUs are forfeited
	-	No further benefits are due to the executive
Termination without Cause	-	Vested Options must be exercised by the earlier of 90 days following termination and expiry of the term; all unvested Options terminate immediately
	-	Executive entitled to settlement in the amount of unvested PSUs which have crystallized and for any PSUs which have not crystallized by applying an at-target adjustment factor to PSUs remaining in the term and vesting a pro-rated number based on the number of days worked in the remainder of the term
	-	On termination without cause (and without 6 months prior written notice), the executive is entitled to GBP 110,000 (6 months base salary)
Change of Control	-	All Options terminate immediately prior to change of control unless assumed by successor; the Board may make a determination of acceleration of vesting, however, this would be subject to the change of control being accompanied by a qualifying termination of employment
	-	If on a change of control there is no longer a public market for the Voting Shares to determine market value or the HRCC determines performance measures are no longer appropriate or practically measurable, then the HRCC will determine the settlement amount and timing of payment for PSUs
	-	No further benefits are due to the executive

Josh Scherba
Resignation	-	Vested Options must be exercised by the earlier of 90 days following resignation and expiry of the term; all unvested Options terminate immediately
	-	All PSUs are forfeited
	-	No further benefits are due to the executive
Termination for Cause	-	All vested and unvested Options terminate immediately
	-	All PSUs are forfeited
	-	No further benefits are due to the executive
Termination without Cause	-	Vested Options must be exercised by the earlier of 90 days following termination and expiry of the term; all unvested Options terminate immediately
	-	Executive entitled to settlement in the amount of unvested PSUs which have crystallized and for any PSUs which have not crystallized by applying an at-target adjustment factor to PSUs remaining in the term and vesting a pro-rated number based on the number of days worked in the remainder of the term
	-	Executive is entitled to $325,000 (12 months base salary) along with any accrued bonus to the date of termination with a continuation of benefits for such period, provided a full and final release is executed
Change of Control	-	All Options terminate immediately prior to change of control unless assumed by successor; the Board may make a determination of acceleration of vesting, however, this would be subject to the change of control being accompanied by a qualifying termination

Josh Scherba
of employment
-	If on a change of control there is no longer a public market for the Voting Shares to determine market value or the HRCC determines performance measures are no longer appropriate or practically measurable, then the HRCC will determine the settlement amount and timing of payment for PSUs
-	No further benefits are due to the executive

Advisory Vote on Executive Compensation

The Company has determined that it would not be appropriate to adopt a ‘say on pay’ advisory vote resolution on its executive compensation at this time and it is presently not required to do so. This determination was made taking into consideration that the Company is presently continuing its process of advancing its executive compensation program in a number of ways, including implementing a more standardized approach to determining compensation of its executives, among other things. The Company intends to re-evaluate whether it would be appropriate to adopt a ‘say on pay’ advisory vote once it has completed such initiatives.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out the number of securities authorized for issuance under DHX Media's equity compensation plans approved by securityholders as of June 30, 2017. DHX Media does not have any equity compensation plans that have not been approved by its securityholders.

	Number of securities to	Weighted-average
	be issued upon exercise	exercise price of	Number of securities remaining
	of outstanding options /	outstanding	available for future issuance
Plan Category	settlement of PSUs	options	under equity compensation plans
Equity compensation plans approved by securityholders
Stock Option Plan
Common Voting Shares	7,747,225	$6.81
Variable Voting Shares	1,072,300	$7.84	1,925,081(3)
PSU Plan(1)
Common Voting Shares	231,112	N/A
Variable Voting Shares	107,553	N/A	1,925,081(4)
Employee Share Purchase
Plan(2)
Common Voting Shares	–	N/A	311,960
Variable Voting Shares	–	N/A	–
Total	9,158,190	$6.93	2,237,041

(1)	Includes the application of the 50% performance multiplier applicable to the 2017 PSU Grant.
(2)

As of June 30, 2017, the Company had a total of 311,960 Voting Shares reserved for issuance under its Employee Share Purchase Plan which the Company may allocate among Common Voting Shares and Variable Voting Shares. A substantial majority of participants in the Employee Share Purchase Plan are Canadian and receive Common Voting Shares.

(3)

The maximum number of Voting Shares reserved for issuance under the Stock Option Plan and all other security based compensation arrangements of the Company is equal to 8.5% of the total number of Voting Shares of the Company issued and outstanding from time to time, which may be allocated among the security based compensation arrangements of the Company by the HRCC.

(4)

The maximum number of Voting Shares reserved for issuance under the PSU Plan and all other security based compensation arrangements of the Company is equal to 8.5% of the total number of Voting Shares of the Company issued and outstanding from time to time, which may be allocated among the security based compensation arrangements of the Company by the HRCC.

Stock Option Plan

In 2006, Shareholders approved the adoption of the Stock Option Plan. In 2009, the TSX and the Company's Shareholders approved a resolution, to increase the number of DHX Media shares reserved for issuance under the Stock Option Plan to 9% of the total number of shares of the Company issued and outstanding from time to time and certain additional amendments to the Stock Option Plan. On September 30, 2014 the Company’s Shareholders approved, ratified and confirmed the unallocated options under the Stock Option Plan. Effective as of October 6, 2014, as a result of the approval of the reorganization of the Company’s share capital structure, the shares subject to the Stock Option Plan and all options outstanding under the Stock Option Plan were automatically adjusted to be Common Voting Shares or Variable Voting Shares, as applicable, replacing the cancelled Common Shares. In connection with the Company’s listing of its Variable Voting Shares on the NASDAQ Global Select Market (the “NASDAQ”), effective as of September 23, 2015, the Stock Option Plan was amended and restated in order to make certain housekeeping and clerical changes and to ensure compliance with applicable U.S. laws, regulations, and policies. On September 30, 2015, the Company registered a total of 750,000 Variable Voting Shares under the United States Securities Act of 1933, as amended, pursuant to a registration statement on Form S-8 for issuance to U.S. participants under the Stock Option Plan. Additionally, effective November 12, 2015, the Company’s Board reduced the maximum number of Voting Shares reserved for issuance under the Stock Option Plan and all other security based compensation arrangements of the Company to 8.5% of the total number of Voting Shares of the Company issued and outstanding from time to time, to be allocated among the security based compensation arrangements of the Company by the HRCC. The Stock Option Plan was further amended with Shareholder approval at the prior annual meeting of Shareholders on December 15, 2016 in order to better align with current corporate governance “best practices”.

Under the Stock Option Plan, options to purchase Voting Shares ("Options") may be granted to full-time employees, consultants or directors of DHX Media, its subsidiaries and their respective successors and assigns, provided that participation of non-employee directors of the Company is limited such that no non-employee director shall be granted in any single year Options with a fair value greater than $100,000. The exercise price of any Option to be granted under the Stock Option Plan is determined by the Board, but shall not be less than the closing price of the Voting Shares on the day immediately preceding the date of grant on the quotation system or stock exchange which had the greatest volume of trading of Voting Shares on the applicable trading day.

The maximum number of Voting Shares reserved for issuance under the Stock Option Plan and all other security based compensation arrangements of the Company is equal to 8.5% of the total number of Voting Shares of the Company issued and outstanding from time to time, to be allocated among the security based compensation arrangements of the Company by the HRCC. As a result, should DHX Media issue additional Voting Shares in the future, the number of Voting Shares issuable under this Stock Option Plan will increase accordingly. The Stock Option Plan of DHX Media is considered an "evergreen" plan, since the Voting Shares covered by Options which have been exercised shall be available for subsequent grants. As of the date of this Circular, there are presently Options to purchase 9,727,025 Voting Shares outstanding under the Stock Option Plan representing 7.25% of DHX Media's issued and outstanding Voting Shares. During fiscal 2017 the Company granted Options to purchase 1,742,400 Voting Shares representing approximately 1.3% of DHX Media's issued and outstanding Voting Shares.

The number of securities issuable to insiders, at any time, under all security based compensation arrangements, cannot exceed 10% of the issued and outstanding securities of DHX Media. Moreover, the number of securities issued to insiders of DHX Media within any one year period, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding securities of DHX Media.

Under the Stock Option Plan, each Option will vest over such period as determined at the time of issue; provided that, if no vesting period is determined at the time of issue, no more than 25% of the Voting Shares subject to the Option will be exercisable during each twelve month period from the date of the grant.

Each Option, unless terminated pursuant to the Stock Option Plan, will expire on a date to be designated by DHX Media at the time of the grant of the Option, however, such date can be no later than the date that is seven years after the date on which the Option was granted, except that if a holder of an Option (an "Optionholder") cannot exercise an Option because the Option expires during or within 10 business days of the end of a Blackout Period of the Company that is applicable to the Optionholder, the Option may be exercised up to 10 business days after that Blackout Period ends. "Blackout Period" means the period during which the relevant Optionholder of the Company is prohibited from exercising an option due to trading restrictions imposed by the Company.

If an Optionholder resigns, ceases to be an employee of DHX Media or ceases to be engaged by DHX Media, vested Options held by such holder may be exercised prior to the earlier of the 90th day following such occurrence and the expiry of the period during which the Options are otherwise exercisable. If an Optionholder is discharged or terminated as an employee or officer of DHX Media for cause or ceases to be engaged by DHX Media as a consultant for cause or breach of duty, or if a director is removed as a director of DHX Media by action of the Board of the Company or the Shareholders, each and every Option granted to such Optionholder shall immediately cease and terminate and be of no further force or effect whatsoever as to Voting Shares in respect of such Options, regardless of whether or not such Options had vested with respect to such Voting Shares.

In the event of the death of an Optionholder and the circumstances specified in the preceding paragraph have not occurred in relation to the Optionholder, any vested Option held by such Optionholder at the time of his or her death will expire and terminate on the earlier of (i) the 180th day following the date of death, unless DHX Media receives a notice from the legal representatives of the deceased stating that they wish to exercise the Option in respect of up to the number of Voting Shares that the deceased could have exercised at the date of his or her death, in which case the Option as it relates to such Voting Shares will not expire and DHX Media will issue to the estate of the deceased that number of Voting Shares as were specified in the notice of exercise, and (ii) the expiry of the period during which the Option is exercisable, or such later date within one year following the date of death of the Optionholder as DHX Media may in its discretion designate. In the event of the death of an Optionholder and the circumstances specified in the preceding paragraph have not occurred in relation to the Optionholder, any unvested or expired Option may, with the prior written consent of DHX Media, be exercised by the deceased's legal representatives with respect to up to that number of Options as DHX Media may designate and advise such legal representatives of by notice in writing given within one year following the date of the death of the Optionholder, provided that any such exercise is made by the deceased Optionholder's legal representatives pursuant to a written notice given by them to DHX Media on or prior to the earlier of the 60th day following the giving of such notice by DHX Media and the expiry of the period during which the Option is exercisable.

The Stock Option Plan includes a clawback or recoupment provision which provides that, in the event there is a restatement of any financial statements of the Company due to a material error or material noncompliance with any financial reporting requirements under any applicable laws, regulations or rules, and (i) a current or former executive officer or senior employee of the Company receives Options which were either granted, earned or vest based on the achievement of financial results in the restated financial statements and (ii) the number of Options granted, earned or vested would have been lower had the restated financial statements been properly reported, then, the Company may require a forfeiture or repayment of excess Options, shares or amounts earned in connection therewith.

The following types of amendments to the Stock Option Plan presently require the approval of Shareholders: (i) any amendment to the amendment provisions; (ii) any increase in the maximum number of Voting Shares issuable under the Stock Option Plan; (iii) any change in the exercise price and term of Options held by insiders under the Stock Option Plan; (iv) any amendment to the Stock Option Plan which requires the approval of Shareholders under any applicable securities laws or requirements (including without limitation the TSX rules and policies); (v) any amendment to the provision which imposes a limit of $100,000 fair value grant per year on non-employee director participation in the Stock Option Plan; (vi) any amendment that would extend the term of any outstanding Option beyond its original expiry date; (vii) any material increase in benefits to participants, including any material change to: (a) permit a repricing (or decrease in exercise price) of outstanding Options (other than certain equitable an adjustments, subject to compliance with certain U.S. laws), (b) reduce the price at which Shares or Options to purchase Shares may be offered (other than certain equitable an adjustments, subject to compliance with certain U.S. laws), or (c) extend the duration of the Stock Option Plan; (viii) any material expansion of the class of participants eligible to participate in the Stock Option Plan; (ix) any expansion in the types of options or awards provided under the Stock Option Plan; and (x) any amendment that would permit a participant to assign or otherwise transfer an Option granted under the Stock Option Plan, other than for estate planning purposes.

Amendments to the Stock Option Plan that are not subject to Shareholder approval may be implemented by DHX Media without Shareholder approval, subject to any approval required by the rules of any stock exchange on which the Voting Shares are listed and any other requirements of applicable law. Such amendments include, without limitation, housekeeping changes, clarifications, ensuring compliance with applicable law and amending the Stock Option Plan or Options under the Stock Option Plan, including with respect to the option period (provided that the period during which an Option is exercisable does not exceed 7 years from the date the Option is granted and that such Option is not held by an Insider (as defined in the Stock Option Plan)), vesting period, exercise method and frequency, subscription price (provided that such Option is not held by an Insider (as defined in the Stock Option Plan)) and method of determining the subscription price, assignability and effect of death, disability, termination of a participant's employment or cessation of the participant's directorship. The Stock Option Plan prohibits repricing Options notwithstanding the amendment provisions summarized above.

In the event of a corporate transaction (including a change of control of the Company) Options terminate immediately prior to the effective date of such corporate transaction. The Board may accelerate the vesting of any Option in the event of a corporate transaction, except that (i) accelerated vesting of Options shall only occur in the event of a corporate transaction if the participant’s employment with the Company is terminated without cause or the participant resigns because of a material reduction or material change in job responsibilities and (ii) with respect to any performance-based Options, vesting shall be dependent on achievement of the applicable performance criteria as of the date of such corporate transaction and/or be prorated to the date of such corporate transaction, as applicable.

The interest of any Optionholder under the Stock Option Plan or in any Option is not transferable. In the event of, among other things, an amalgamation, arrangement or take-over bid affecting DHX Media, the Board will make an equitable adjustment to any Options then outstanding and in the exercise price in respect of such Options.

Performance Share Unit Plan

On December 16, 2015, at the last annual meeting, Shareholders approved the PSU Plan, which provides for the grant of PSUs and/or restricted share units (“RSUs”, and collectively with the PSUs, “Share Units”) to certain key executives and employees of the Company, as determined by the HRCC. The purpose of the PSU Plan is to enhance shareholder value by:

(a)	focusing participants on, and reward participants for, achieving specific long-term financial goals and performance objectives;
(b)	promoting a greater alignment of interests between the Participants and Shareholders of the Company; and
(c)	assisting the Company in attracting, retaining and rewarding key executives and employees.

Eligibility under the PSU Plan is also extended to eligible executives and employees of the Company’s subsidiaries and affiliates, as set out more particularly in the terms of the PSU Plan.

A PSU is a performance-based notional share unit entitling the holder to a conditional right to payment where the value of each PSU vested and paid out is linked to the value of a Common Voting Share or Variable Voting Share, depending on the holder’s status as Canadian or a non-Canadian under the Direction. A RSU is a PSU for which there is no performance-based vesting condition.

The number of Share Units granted to a participant under the Plans will be based on the amount of the grant, as determined by the HRCC, divided by the volume weighted average trading price of the Common Voting Shares or Variable Voting Shares of the Company, as applicable, for the 5 trading days prior to the effective date of the grant (the “Market Value”). Any dividends declared by the Company prior to settlement of the Share Units will result in the grant of an additional number of Share Units to the participant which is equal to the amount of the dividend multiplied by the number of Share Units held by such participant as of the record date of the dividend (which shall include any previous dividends declared by the Company with respect to such Share Units), and dividing the product of such amount by the Market Value of the Common Voting Shares or Variable Voting Shares of the Company, as applicable, as of the record date of the dividend.

Vesting of the Share Units is subject to the discretion of the HRCC. Vesting of PSUs will typically depend on such financial, personal, operational or transaction-based performance criteria as determined by the HRCC at the time of granting an award of PSUs and as described elsewhere in this Circular. Settlement of the PSUs shall generally occur within 90 days following vesting of the PSUs. Vesting of RSUs will typically depend on the continuous service of the participant for a period of time as determined by the HRCC, after which settlement shall occur. The vesting date for any Share Unit shall be determined by the HRCC at the time of grant, and shall not exceed three fiscal years from the date of grant.

Upon vesting, the Share Units held by participants may be settled in cash, by delivery of Common Voting Shares or Variable Voting Shares, as applicable, issued from treasury of the Company, by the delivery of Common Voting Shares or Variable Voting Shares, as applicable, purchased on the secondary market by a trustee appointed by the Company, or by a combination thereof, at the discretion of the HRCC. Settlement of vested Share Units by cash shall be made by payment by the Company to the participant of an aggregate amount equal to the Market Value of the Common Voting Shares or Variable Voting Shares of the Company, as applicable, on the settlement date multiplied by the number of Share Units being settled.

If upon a change of control, as defined in the PSU Plan, there is no longer a public market for the Voting Shares to determine Market Value, or in the opinion of the HRCC, performance measures are no longer appropriate or practically measurable, then the HRCC will determine and fix the settlement amount as it deems appropriate. In the event of any take-over bid, merger, consolidation, amalgamation, arrangement, recapitalization, liquidation, dissolution, business combination or similar transaction, that is not a change of control, in which the Company is not the surviving or continuing corporation, unless the surviving or continuing corporation assumes the Share Units, all unvested Share Units shall vest based on applicable performance measures achieved from the start of the term of such Share Units to a new vesting date determined by the HRCC. Any resulting vested Share Units shall be then be settled on the revised vesting date in accordance with the procedures described above.

Under the PSU Plan, unless otherwise determined by the HRCC, if the employment of a participant is terminated for cause or terminated as a result of the participant’s resignation before all of the Share Units granted to such participant have become vested and have settled, such Share Units which have not vested and been settled by the date of such participant’s termination will be forfeited immediately.

If the employment of a participant is terminated by the Company without cause, or where termination is the result of death of the participant, a proportion of the Share Units granted to the participant which have not vested shall vest on an accelerated basis by applying performance measures for which the applicable measurement period has been completed based on actual performance for such period, and, for performance measures for which the applicable measurement period has not been completed, by assuming the Company performs according to budget for such period and prorating the resulting vesting based on the number of days in the applicable measurement period that were worked or deemed worked prior to the termination compared to the total number of days in the applicable measurement period. Similarly, in the event that a participant ceases to actively render services to the Company as a result of leave on account of a disability in respect of which the participant commences receiving, or is eligible to receive, benefits under the Company’s long-term disability plan, or as a result of the retirement of the participant and the participant was employed by the Company for 10 years or less, a proportion of the Share Units granted to the participant which have not vested and settled shall vest on an accelerated basis by applying performance measures for which the applicable measurement period has been completed based on actual performance for such period, and, for performance measures for which the applicable measurement period has not been completed, by applying the actual performance of the Company for such period and prorating the resulting vesting based on the number of days in the applicable measurement period that were worked or deemed worked prior to the termination compared to the total number of days in the applicable measurement period. If the retiring participant was employed by the Company for more than 10 years, vesting shall continue on the original schedule. In each case, if a retiring participant accepts employment with a competitor of the Company prior to settlement of the Share Units, the termination of employment shall be treated as a resignation rather than a retirement.

Participants are not permitted to assign or transfer Share Units or any other benefits granted to the participant under the PSU Plan other than by operation of law, with the exception of the receipt of any benefits which are payable under the terms of the PSU Plan upon the death of such participant by such participant’s designated beneficiary.

The HRCC and/ or the Board has the discretion to make amendments to the PSU Plan which it may deem necessary from time to time, without having to obtain Shareholder approval (except to the extent that such amendment would constitute a material amendment to the PSU Plan under the rules of the NASDAQ). Such amendments include, without limitation:

(a)	reduction of the number of Voting Shares issuable under the Plan;
(b)	increase or decrease the maximum number of Shares any single participant is entitled to receive under the PSU Plan;
(c)	any amendment pertaining to the vesting provisions of Share Units under the PSU Plan;
(d)	any amendment to the terms of the PSU Plan relating to the effect of termination, cessation or death of a participant on the right to exercise vested Share Units;
(e)	amend the settlement process for a vested Share Unit;
(f)	add and/or amend any form of financial assistance provision to the PSU Plan;
(g)	amend the eligibility requirements for participants in the PSU Plan, except to the extent such amendment permits non-employee directors of the Company to be participants under the PSU Plan;
(h)

allocate and reallocate among the PSU Plan and the Company’s other securities based compensation arrangements the maximum number of Shares issuable to participants pursuant to each securities based compensation arrangement;

(i)	any amendment as may be necessary or desirable to bring the PSU Plan into compliance with applicable laws;
(j)

any amendment to add covenants of the Company for the protection of participants, provided that the HRCC and/or the Board shall be of the good faith opinion that such additions will not be prejudicial to the rights or interest of the participants;

(k)

any amendment not inconsistent with the PSU Plan as may be necessary or desirable with respect to matters or questions, which in the good faith opinion of the HRCC and/or the Board, having in mind the best interests of the participants, it may be expedient to make, provided that the HRCC and/or the Board shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the participants; and

(l)

any such changes or corrections which, in the advice of counsel to the Company, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the HRCC and/or the Board shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interest of the participants.

The PSU Plan provides that no amendment to the PSU Plan or grants made pursuant to the PSU Plan may be made without the consent of a participant if it adversely alters or impairs the rights of the participant in respect of any grant previously granted to such participant under the PSU Plan, except that participant consent shall not be required where the amendment is required for purposes of compliance with applicable laws. The PSU Plan also provides that no amendments may be made without approval of Shareholders where such an amendment is proscribed by applicable law, including, without limitation the rules of the TSX and the NASDAQ (or other stock exchange or consolidated stock price reporting system on which prices for the Shares are quoted at such time), without approval of Shareholders. The following types of amendments to the provisions of the PSU Plan are also specifically prohibited without approval of Shareholders: (i) increase of the maximum number of shares issuable under the PSU Plan, either as a fixed number or a fixed percentage of the Company’s outstanding capital represented by such shares; (ii) amendments that would permit non-employee directors of the Company to be participants under the PSU Plan; and (iii) any amendments to the provisions of the PSU Plan dealing with amendment.

The PSU Plan provides that the maximum number of Voting Shares that may be issued to participants under all securities based compensation arrangements of the Company shall not exceed 8.5% of the total number of issued and outstanding Voting Shares, to be allocated among the securities based compensation arrangements by the HRCC from time to time. On December 17, 2015, the Company registered a total of 500,000 Variable Voting Shares under the United States Securities Act of 1933, as amended, pursuant to a registration statement on Form S-8 for issuance to U.S. participants in the PSU Plan.

Insiders of the Company are eligible to participate in the PSU Plan, however the PSU Plan limits insider participation such that the number of Shares of the Company issued under all securities based compensation arrangements of the Company within a one-year period and the number of Shares of the Company issuable at any time to insiders of the Company under all securities based compensation arrangements of the Company does not exceed 10% of the issued and outstanding Shares of the Company. The PSU Plan does not provide for a maximum number of shares which may be issued to an individual participant pursuant to the PSU Plan other than the insider participation limit.

The PSU Plan contains additional restrictions on awards granted to participants who are citizen or resident of the United States (including its territories, possessions and all areas subject to the jurisdiction) intended to ensure that the PSU Plan will comply with Section 409A of the United States Internal Revenue Code of 1986, as amended from time to time, which primarily relate to the time for settlement of PSUs following a termination of employment, and generally require that PSUs be settled within 90 days unless the participant is a “specified employee” within the meaning of Section 409A, in which case settlement must be deferred until six months after the termination of employment.

Employee Share Purchase Plan

In 2007, Shareholders approved the adoption of the employee share purchase plan (the "ESPP"). In connection with the Company’s listing of its Variable Voting Shares on the NASDAQ and opening the ESPP to non-Canadian employees of the Company, effective as of September 23, 2015, the ESPP was amended and restated in order to make certain housekeeping and clerical changes and to ensure compliance with applicable U.S. laws, regulations, and policies. Such amendments to the ESPP were completed without Shareholder approval in accordance with the terms of the ESPP, which provides that the Board may amend the ESPP without the approval of Shareholders, including amendments that (i) are housekeeping or clerical changes, (ii) clarify any provision in the plan, or (iii) ensure compliance with applicable, laws, regulations, or policies of any governmental authority or stock exchange, in all cases subject to (A) any regulatory or stock exchange approval requirements and (B) certain other types of amendments set out in the ESPP which specifically require Shareholder approval, including amendments to the amending provisions, any increase in the maximum number of shares issuable under the plan, and any change in the manner of determining the purchase price of shares under the plan.

The Company initially reserved an aggregate of 450,000 shares for issuance under the ESPP. On September 30, 2015, the Company registered a total of 50,000 Variable Voting Shares under the United States Securities Act of 1933, as amended, pursuant to a registration statement on Form S-8 for issuance to U.S. participants in the ESPP.

Any designated person regularly employed by DHX Media or any of its subsidiaries is eligible to become a member of the ESPP upon the later of November 6, 2007 or the completion of one year of continuous service as an employee of DHX Media. The administrator of the plan is Computershare or such other person appointed by DHX Media to purchase, hold and distribute the Voting Shares in accordance with the terms and provisions of the ESPP.

Pursuant to the ESPP, members participating in the plan may make contributions, by payroll deduction only, at a rate of between 1% and 10% of their salary. DHX Media then remits the payroll deductions to the administrator who purchases Voting Shares from the treasury of DHX Media at a purchase price equal to the 10 day volume weighted average price of the Voting Shares traded on the TSX less 15%. Therefore, the purchase price of the Voting Shares pursuant to the ESPP could be below the market price (as defined in the TSX Company Manual) of the Voting Shares. The purchased Voting Shares are credited to an account maintained for the member by DHX Media.

If a member of the ESPP terminates employment with DHX Media, retires from employment at DHX Media or otherwise elects to withdraw from participation in the ESPP, the member will have the choice to receive (i) the number of whole Voting Shares credited to his or her account, or (ii) the cash equivalent of the value of the whole Voting Shares credited to his or her account, less any brokerage fees as determined by the administrator of the ESPP. A member of the ESPP may elect, from time to time, to sell all or part of the Voting Shares credited to the member's account in accordance with DHX Media's Insider Trading Policy by completing and filing with DHX Media a seven day prior notice on a form prescribed by DHX Media.

The ESPP may be terminated at any time by the Board, in which event each member of the ESPP shall receive, as soon as practicable following the effective date of termination of the ESPP, the number of whole Voting Shares in his or her account and a cash payment for any fractional Voting Shares held in his or her account.

In the event that the Voting Shares are subdivided, consolidated, converted or reclassified by DHX Media, or any action of a similar nature affecting the Voting Shares is taken by DHX Media, the Voting Shares held by the administrator of the ESPP for the benefit of the ESPP members shall be appropriately adjusted.

In the event a subsidiary company ceases being a subsidiary, each employee of such subsidiary shall cease being a member of the ESPP and will receive the number of whole shares in his or her account and a cheque for fractional shares.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board and senior management of the Company consider good corporate governance to be central to the effective operation of the Company and the enhancement of the interests of its Shareholders. Set out below is a description of certain corporate governance practices of the Company, as required by National Instrument 58-101 – Disclosure of Corporate Governance Practices.

Board of Directors

The Board of the Company has adopted a mandate, the full text of which is attached hereto as Appendix “A” (the “Board Mandate”). Pursuant to the Board Mandate, the members of the Board have the duty to supervise the management of the business and affairs of the Company and are responsible for providing direction to senior management through the CEO, to pursue the best interests of the Company. The Board Mandate sets out the duties and responsibilities of the Board, including in matters of independence, strategic planning, risk management, human resources management, corporate governance, financial information and reporting, corporate communications and disclosure and the establishment of committees of the Board.

The Board of the Company, with assistance of the Governance Committee, is responsible for establishing independence standards for its member directors in accordance with all binding requirements of the TSX and the rules of NASDAQ on which the Company’s Voting Shares are listed, as well as all other applicable laws, rules, and regulations, including applicable securities laws, rules, and regulations. At least annually, the Board affirmatively determines the independence of each director in accordance with such standards.

The Board has determined that the independent directors of the Company proposed in this Circular are Elizabeth Beale, David Colville, Deborah Drisdell, Alan Hibben Geoffrey Machum, Robert Sobey and Donald Wright. Michael Donovan is not considered independent due to his current position as an executive officer of the Company. Catherine Tait is also not an independent director of the Company due to her provision of consulting services to the Company in connection with the Company’s acquisition of DHX Television. Accordingly, if the directors proposed in this Circular are appointed at the Meeting, 7 out of 9 of the Company’s directors, representing approximately 78% of the Board, would be considered independent, including the Lead Director, Donald Wright.

To facilitate full and frank discussion, each meeting of the Board and each meeting of the committees of the Board includes an in camera portion during which management is not present. Additionally, any independent director may at any time request an in camera portion of a meeting of the Board or committees, at which members of management of the

Company and/or non-independent directors are not in attendance. The Board may also refer certain issues and matters that arise from time to time to a special committee comprised entirely of independent directors for their consideration.

The Company’s By-Laws provide that quorum for the transaction of business at any meeting of the Board shall consist of a majority of the minimum number of directors required by the Company’s Articles, which minimum is three directors, or such greater number as the Board may determine from time to time. The Board has determined that the Company requires a majority of directors present at any meeting and endeavours to encourage attendance and, to the extent possible, schedule meetings well in advance so that all directors are able to attend either in person or via telephone. The ByLaws further provide that the Board shall not transact business at any meeting, other than filling a vacancy in the Board, unless at least 25 per cent of the directors present are resident Canadians, or if the Company has fewer than four directors at least one director present is a resident Canadian, except where a resident Canadian approves in writing the business transacted and had that director been in attendance the required number of resident Canadian directors would have been satisfied. In the case of an equality of votes at a meeting of the Board, the Chair shall not be entitled to a second or casting vote.

The following table summarizes the directors of the Company who are also directors of a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction:

Director	Company
Empire Company Limited
Robert Sobey	Norvista Capital
GMP Capital Inc.
Donald Wright	Richard’s Packaging Income Fund
Extendicare Inc.
Hudbay Minerals Inc.
Alan Hibben(1)	Home Capital Group Inc.

(1)	Subject to Mr. Hibben’s election to the Board.

During the Company’s fiscal 2017, the Board and its committees held the following number of meetings:

Meetings of the Board of Directors and Committees
Number of Meetings
Board of Directors	6
Audit Committee	6
Human Resources and Compensation Committee	5
Corporate Governance and Nominations Committee	4
Corporate Finance Committee	1
Production Financing Committee	5

The attendance of the directors for fiscal 2017 at such meetings was as follows:

Attendance
					Corporate	Production
		Audit		Governance	Finance	Financing
Directors	Board	Committee	HRCC	Committee	Committee	Committee
Elizabeth Beale	6 of 6	6 of 6	–	4 of 4	1 of 1	–
David Colville	6 of 6	6 of 6	5 of 5	–	–	–
Sir Graham Day(1)	2 of 6	2 of 6	2 of 5	2 of 4	–	–
Michael Donovan	6 of 6	–	–	–	–	5 of 5
Deborah Drisdell	6 of 6	–	5 of 5	–	–	5 of 5
Dana Landry	6 of 6	–	–	–	–	–
Geoffrey Machum	6 of 6	–	–	4 of 4	–	–
Robert Sobey	6 of 6	–	5 of 5	–	–	–
Catherine Tait	6 of 6	–	–	–	–	5 of 5
Donald Wright	6 of 6	6 of 6	5 of 5	4 of 4	1 of 1	–

(1)	Sir Graham Day resigned as a director of the Company effective as of December 15, 2016 during the Company’s fiscal year 2017. Accordingly, he was only eligible to attend the two meetings so attended.

Committees of the Board of Directors

The Board of the Company has established the following standing committees:

  Audit Committee

  Human Resources and Compensation Committee

  Corporate Governance and Nominations Committee

  Production Financing Committee

  Corporate Finance Committee

Each of the foregoing committees has adopted a written charter establishing its role and responsibilities. Each of the foregoing committees reviews and reassesses the adequacy of the applicable written charter on an annual basis.

Audit Committee

The audit committee assists the Board in fulfilling its responsibilities for oversight and supervision of financial and accounting matters and the integrity of the Company’s financial reporting process. These responsibilities include, among others, reviewing annual and quarterly financial statements and related Management Discussion and Analysis, monitoring and overseeing the accounting and financial reporting processes of the Company, monitoring and overseeing the Company’s internal controls, including internal controls over financial reporting, reviewing and overseeing the audits of the Company’s financial statements, engaging the independent external auditor of the Company and approving independent audit fees and considering the recommendations of the independent external auditor, monitoring the Company’s compliance with legal and regulatory requirements related to financial reporting, and examining improprieties or suspected improprieties with respect to accounting and other matters that impact financial reporting. Pursuant to its charter, the audit committee is required to review and assess the adequacy of the charter at least annually. The audit committee has the authority to retain outside counsel or experts to assist the committee in performing its functions. The Company’s audit committee is chaired by Donald Wright, vice-chaired by Elizabeth Beale, and currently additionally composed of David Colville, each of whom is an unrelated independent director. Each of the members of the audit committee is “independent” and “financially literate” within the meaning of Multilateral Instrument 52-110 – Audit Committees of the Canadian Securities Administrators. Each of the members of the audit committee is “independent” within the meaning of Rule 10A-3 under the Securities Exchange Act of

1934, as amended, and the applicable NASDAQ rules. The Chair of the audit committee is an “audit committee financial expert” under applicable U.S. securities laws. For a description of the relevant education and experience of the Audit Committee members, refer to “Business of the Meeting – Nominees for Election to the Board” above. The full text of the Audit Committee Charter is available in the Company’s Annual Information Form and under the Investors-Governance tabs of the Company’s website at www.dhxmedia.com.

Human Resources and Compensation Committee

The HRCC ensures that the Company has high caliber executive management in place and a total compensation plan that is competitive, motivating and rewarding for participants. The HRCC reviews and makes recommendations to the Board regarding the compensation and other benefits to be paid to the Chief Executive Officer. In addition, the HRCC reviews and makes recommendations to the Board, in consultation with Chief Executive Officer, regarding the compensation and other benefits to be paid to the other executive officers of the Company. The HRCC also oversees and administers the Company’s executive compensation and benefits plans as well as talent management and succession planning at the senior levels. The HRCC is responsible for reviewing and recommending to the Board the terms of compensation of directors. Pursuant to its charter, the HRCC is required to review and assess the adequacy of the charter at least annually. The HRCC is chaired by Robert Sobey and currently additionally composed of David Colville, Deborah Drisdell, and Donald Wright. Each of the members of the HRCC is “independent” within the meaning of applicable rules and stock exchange requirements, including the TSX and NASDAQ. The skills and experience of the members of the HRCC are described in more detail in each of their respective biographies under “Business of the Meeting – Election of Directors” above. The HRCC is discussed further under “Statement of Executive Compensation – Human Resources and Compensation Committee” above. The Human Resources and Compensation Committee Charter is available under the Investors-Governance tabs of the Company’s website at www.dhxmedia.com.

Corporate Governance and Nominations Committee

The Governance Committee assists the Board in identifying candidates for the Board and in developing effective corporate governance principles for the Company. The Governance Committee is responsible for (i) the oversight of corporate governance practices; (ii) the general management of Board and committee activities including reviewing the Board and committee mandates, scheduling meetings, ensuring effective communication, recommending procedures to permit the Board to function independently from management and reviewing and approving the Company’s response to any applicable rules or regulations of applicable securities regulators and stock exchanges; (iii) evaluating Board, committee and individual director effectiveness, including the amount and form of director compensation to ensure it is competitive and aligns the interests of directors and shareholders; (iv) the recruitment and education of directors; and (v) succession planning for the CEO. The Governance Committee is also responsible for establishing a code of business conduct and ethics for the Company and for overseeing the Company’s policy on insider trading. Pursuant to its charter, the Governance Committee is required to review and assess the adequacy of the mandate of the Board and each committee charter (including its own) at least annually. The Governance Committee is presently chaired by Geoffrey Machum and is currently additionally composed of Elizabeth Beale and Donald A. Wright. Each of the members of the Governance Committee is “independent” within the meaning of applicable rules and stock exchange requirements, including the TSX and NASDAQ. The Governance Committee is additionally described below under “Nomination of Directors”. The Corporate Governance and Nominations Committee Charter is available under the Investors-Governance tabs of the Company’s website at www.dhxmedia.com.

Production Financing Committee

Pursuant to its written charter which was adopted in fiscal 2017, the production financing committee (the “Production Financing Committee”) assists the Board in fulfilling its responsibilities by approving all film and television production financing of the Company not already delegated to management and to provide oversight of the Company’s film and television production financing that has been delegated to management. Specific responsibilities and duties of the Production Financing Committee include (i) approving and authorizing production financing and associated terms and conditions, (ii) authorizing the execution of production financing documents, (iii) reporting to the Board on production financing, (iv) periodically reviewing the Company’s production financing structure and thresholds delegated to management, (v) periodically reviewing the production financing policies of the Company, (vi) keeping the Board apprised of the Company’s production financing and recent developments in production financing and (vii) periodically reviewing and assessing its charter and recommending changes to the Board for approval. The Production Financing Committee is chaired by Catherine Tait and is additionally composed of Michael Donovan and Deborah Drisdell.

Corporate Finance Committee

The Company established the corporate finance committee (the “Corporate Finance Committee”) as a standing committee of the Board during fiscal 2017. Pursuant to its written charters, the Corporate Finance Committee assists the Board in fulfilling its responsibilities by approving matters relating to the financing activities of the Company. Specific responsibilities and duties of the Corporate Finance Committee include (i) reviewing and approving the incurrence of indebtedness of the Company, (ii) reviewing and approving the issuance of equity of the Company, (iii) authorizing the execution of documents relating to matters within the purview of the Corporate Finance Committee, (iv) reporting to the Board on matters of corporate finance and (v) periodically reviewing and assessing its charter and recommending changes to the Board for approval. The Corporate Finance Committee is chaired by Don Wright and additionally composed of Elizabeth Beale.

Position Descriptions

The Board has developed written position descriptions for the positions of CEO, Chair and Lead Director. The Lead Director position was formed to formalize a leadership role among the Company’s independent directors and to ensure that there is a process available to set agendas independent of the Executive chair and to address comments or issues which any director may have in relation to independence and overall functioning of the Board and its Committees. The Lead Director meets with the CEO and Executive Chairman on an annual basis and chairs all meetings of the independent members of the Board, among other responsibilities, including the evaluation of Board members.

The Board has developed written position descriptions for the chairs of its committees. The Board and the Company are of the view that the individuals appointed to occupy such chair positions have significant experience from acting in similar or other capacities on the boards of other companies. The Company facilitates access to independent advisors for guidance where necessary in the opinion of the chair of the Board or any of its committees.

Orientation and Continuing Education

The Company has adopted a formal written orientation and continuing education program for its Board, the purpose of which is to ensure that members of the Board understand the Company, the industries and regulatory environments in which it operates and the key risks and opportunities facing the Company, as well as the role of the Board, its committees and directors. The Company believes that this knowledge is critical for Board members in their role as stewards of the Company and is therefore committed to providing comprehensive and effective orientation and continuing education for its directors.

Pursuant to the Mandate for the Board and the Corporate Governance and Nominations Committee Charter, the Board, with the assistance and guidance of the Governance Committee, is responsible for ensuring that all new directors receive comprehensive orientation regarding their responsibilities as a director and the nature of the business operations of the Company and providing continuing education opportunities for the members of the Board.

New members of the Board are offered an orientation program commensurate with their experience in the film and television production, distribution, broadcasting, and merchandising and licensing businesses and the regulatory environments in which the Company operates. Each new member meets with the Chair of the Board (in such capacity), and the chairs of each of the Board committees to discuss the role of the Board and its committees and members and is also provided with the opportunity to meet with certain key Company personnel, including the Executive Chair (in such capacity), CEO, CFO, Corporate Secretary, and Chief Operating Officer. In addition, each new member of the Board is provided with an introductory package, including the plans, policies and corporate governance documents of the Company, along with certain additional documents pertinent to the member’s role as a director, including corporate documents of the Company and recent public filings of the Company. The Company also makes all public filings of the Company during the preceding 24 months available to any new Board member on request. Each new member will also be given the opportunity, upon request, to retain independent legal counsel, at the Company’s expense, to advise him or her with respect to issues raised by his or her membership with the Board.

The Board, with the assistance and guidance of the Governance Committee, is responsible for providing continuing education opportunities for its members in order to enhance their knowledge and skills and ensure that their understanding of the business and operations of the Company and the industries and regulatory environments in which it operates is current. As part of the continuing education program, management of the Company delivers quarterly presentations to the Board concerning the main areas of the business of the Company and industries in which it operates, including covering key opportunities and risks facing the Company, such as strategic, operational, competitive and regulatory matters, and reviewing the overall current performance of the Company and the markets in which it operates. The Board may also from time to time arrange for third party consultant presentations on topics pertinent to the Company or otherwise appropriate in connection with the promotion of the continuing education of its directors. Additionally, the Board encourages, and the Company reimburses, its members to pursue education sessions that are directly related to the business of the Company and the performance of their responsibilities and duties as a director of the Company.

During fiscal 2017, all members of the Board attended the following orientation and continuing education programs arranged by management of the Company:

  a site visit at the Company’s studio operations in Vancouver; and

  a two-day education session, including presentations by management on the business of the Company and industry updates, as well as a presentation by a third party professional on the topic of merger and acquisition integration.

Nomination of Directors

The Governance Committee assists the Board in fulfilling its responsibilities by overseeing the Company’s corporate governance policies and making recommendations aimed at enhancing the effectiveness of the Board. The Governance Committee identifies, evaluates, and recommends to the Board suitable candidates for election. Potential candidates are evaluated based on their individual skills, areas of expertise, professional backgrounds and independence, taking into consideration diversity of the Board and targeted committees or areas in need of expertise or replacement, with the goal of selecting candidates whom are best able to meaningfully and effectively contribute to the strategic direction of the Company. Each director may also suggest candidates from time to time. The Board of the Company ultimately determines who will be nominated for election to the Board.

Board and Director Evaluations / Assessments

On an annual basis, a formal evaluation / assessment of the Board, each of the committees of the Board and each of the directors is conducted. The formal evaluation process is overseen by the Lead Director, Don Wright, and includes the completion of a questionnaire and skills matrix by each director to assess performance and effectiveness of the Board, each of the committees and the other directors on a variety of categories. The Lead Director reviews the completed assessments and reports the results to the Board, the chairs of the committees and individual directors, as applicable. Additionally, the Lead Director conducts one-on-one discussions with each director to obtain direct feedback on the performance of the Board, committees and individual directors. The results of the assessments and discussions are used, not only to evaluate performance and effectiveness, but also to identify and address areas for improvement and Board activities for the year.

The Governance Committee also conducts annual evaluations of the effectiveness of the Board, its committees and each of the directors and, as appropriate, makes recommendations to the Board concerning such evaluations.

Board Renewal

The Board does not have, nor does it presently intend to introduce, director term limits. The Board is of the view that such a policy could result in unavoidable premature loss of valued directors negatively impacting continuity and experience on the Board and that the current mechanisms in place for Board renewal will continue to be in the best interests of the Company’s Shareholders through the provision of appropriate and effective renewal of Board membership.

To ensure adequate Board renewal, the Governance Committee is responsible for conducting annual evaluations of the Board, its committees and each of the directors. Such assessments evaluate the performance of individual directors and effectiveness of the Board, as a whole, and each of its committees. Assessments ensure the Board possesses the requisite experience, expertise and business and operational insight for the effective stewardship of the Company. Assessments also consider whether there are women on the Board and its committees. The Governance Committee conducts an annual confidential survey of each director regarding his or her views on the effectiveness of the Board, its committees and the Chair. The results of the director, Board, and committee assessments and a summary of the confidential survey are reported to the Board and the Lead Director, together with recommendations from the Governance Committee for improving the composition of the Board. The Board has demonstrated the effectiveness of its approach as six new directors, or approximately 67% of the proposed number of directors for the Board at the Meeting, have been proposed to the Shareholders for election since the beginning of 2014, five of which are independent.

The Company does not have a retirement age policy for its directors.

Diversity on the Board

The Company believes that increasing the diversity of the Board will enrich its decision-making by bringing a variety of perspectives to discussions. Although the Company has not adopted a written policy relating to the identification and nomination of women directors, it is actively considering future Board members with a view to diversity and has determined that its existing procedures are sufficient to accomplish its diversity objectives, as evidenced by its current composition. The director candidates for the Meeting include three women directors, representing approximately 33% of the total number of directors proposed to be elected at the Meeting and approximately 38% of the non-executive directors proposed for the Board.

In identifying suitable candidates for nomination to the Board, the Governance Committee will consider candidates on merit using objective criteria and with due regard for the benefits of diversity on the Board. In an effort to promote the specific objective of increasing the representation of women on the Board, the Board has resolved, on a quarterly standing basis, to provide updates on progress towards increasing diversity within the Company, including the Board.

The Company has presently set the target for women directors on the Board at 50% of non-executive directors within the next three years and intends to pursue this goal by endeavoring to replace current male directors, as they retire, with female nominees.

Diversity in Executive Officer Appointments

DHX Media is committed to diversity and inclusion at all levels of the organization. The Company currently has two female executive officers, which represents 20% of its executive officers, along with approximately 40 women at the senior management and management levels, which represents approximately 50% of its management-level employees. Specific targets or quotas have not been set at the executive officer level due to the small size of this group. However, the Company is taking concrete steps to continue to increase the representation of women at the management and executive level within the Company. These steps include, proactively identifying talented individuals for leadership training and encouraging them to apply for more senior roles as they become available, identifying top talent and implementing development plans for high-potential women, which includes matching women that aspire to management positions with established executive mentors.

In order to support the Company’s commitment to diversity, it has established, with the approval of the HRCC, a diversity plan which outlines specific steps in order to ensure that the Company realizes on its commitment. The plan includes action items such as a review of the Company’s policies, processes and programs to ensure that no unintended biases exist and that such policies, processes and programs proactively take diversity into consideration as well as engaging in external activities that demonstrate its commitment. In addition to the diversity plan, the Company has also recently instituted a diversity policy for its employees to promote inclusion, equity and diversity in the workplace, among other things.

Compensation

Refer to “Statement of Executive Compensation” above for particulars regarding the Company’s director and officer compensation policies and practices.

Ethical Business Conduct

The Board is committed to ensuring that its members and the officers and employees of the Company act fairly and with honesty and integrity in all aspects of their business conduct with the Company. The Board has adopted a Code of Business Conduct and Ethics (the “Code of Conduct”) which applies to all directors, officers and employees of the Company and sets the standards of business conduct for the Company, including basic conduct obligations, raising concerns, policies against retaliation, conflicts of interest, confidentiality, competition and fair dealing, disclosure and reporting controls, accuracy of records, among other standards of conduct. The Code of Conduct is provided to each director, officer and employee of the Company prior to the commencement of their position with the Company. Each director, officer, and employee of the Company is required to acknowledge that they have reviewed and understand the Code of Conduct. The Code of Conduct is available under the Investors-Governance tabs of the Company’s website at www.dhxmedia.com and also available by request via email at info@dhxmedia.com.

At least annually, the Board, with the assistance of the Governance Committee, reviews reports provided by management concerning compliance with, or material deficiencies of, the Code of Conduct. Additionally, the Governance Committee conducts an annual review of the Code of Conduct and makes recommendations to the Board for general improvement and/or compliance with applicable rules or regulations. The Company and the Board believe that the Company’s internal controls are effective in detecting and preventing non-compliance with the Code of Conduct and other misconduct. However, the Company also relies on reporting by Company personnel to further safeguard against misconduct.

To ensure that the directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest, the Company relies on the applicable provisions of the Canada Business Corporations Act (the “CBCA”) and the Company’s by-laws which require, among other things, disclosure of any such interest and abstention from voting in the case of directors on any such transaction or agreement except in limited instances prescribed by the CBCA. Additionally, as noted above, the Code of Conduct includes provisions applicable to directors and officers which prohibit engaging in activities that conflicts with the best interests of the Company. Procedures for monitoring compliance with the Code of Conduct are described above.

The Company has also implemented a Whistleblower Program designed to document the procedures the Company will employ in addressing reports of suspected fraudulent, wrongful, or improper conduct of Company personnel. Any employee of the Company that reports any such activity in good faith will be protected from adverse action and retaliation and any employee who is found to have violated such policy may be disciplined in accordance with the Whistleblower Program. The Whistleblower Program is available under the Investors-Governance tabs of the Company’s website at www.dhxmedia.com and also available by request via email at info@dhxmedia.com.

The Code of Conduct and Whistleblower Program set forth clear procedures for reporting, investigating, and, if applicable, remedying suspected or substantiated violations which are addressed by the Company in accordance with such policies. The Audit Committee regularly evaluates any reports, compliance concerns or other issues relating to or arising from the Whistleblower program. The Governance Committee conducts an annual review of the Whistleblower Program and makes recommendations to the Board for general improvement and/or compliance with applicable rules or regulations.

Disclosure and Insider Trading Policies

The Board has adopted a Disclosure Policy to ensure the full, fair, accurate, timely and understandable dissemination of information in accordance with applicable legal, regulatory and stock exchange requirements as well as an Insider Trading Policy, each of which further support a culture of ethical business conduct within the Company. The Disclosure Policy and Insider Trading Policy are available under the Investors-Governance tabs of the Company’s website at www.dhxmedia.com and also available by request via email at info@dhxmedia.com.

INSURANCE COVERAGE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's directors and officers are covered under a Directors & Officers Liability Insurance policy, which provides for an aggregate coverage amount of $100,000,000 per occurrence and $100,000,000 as an aggregate limit per policy year, inclusive of defence costs. Under such policy, the Company has reimbursement coverage to the extent that the Company or a subsidiary has indemnified a director or officer in excess of a retention amount of $50,000 for claims in Canada and $500,000 for claims in the United States. The annual premium paid in respect of the Directors’ & Officers’ Liability Insurance policy for the Company’s fiscal 2017 was $566,453.

In accordance with the provisions of the Canada Business Corporations Act, the by-laws of the Company provide for indemnification of the directors and officers of the Company against expenses and other liability for any action or proceeding against them in the execution of their duties of office, subject to certain conditions and limitations, including that the individual shall have (a) acted honestly and in good faith with a view to the best interests of the Company or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Company’s request; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There is no indebtedness owing to the Company or its subsidiaries from any of the Company’s officers, directors, employees or former executive officers, directors and employees, including in respect of indebtedness to another entity where the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or undertaking provided by DHX Media or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director or executive officer of the Company, person or company that beneficially owns, or controls or directs, directly or indirectly, Voting Shares carrying more than 10% of the voting rights attached to all outstanding Voting Shares, or associate or affiliate of any of the foregoing persons or companies, has or had a material interest, direct or indirect, in any transaction occurring on or since July 1, 2016, or in any proposed transaction that has materially affected or will materially affect the Company.

EXEMPTION FROM TAKE-OVER BID AND EARLY WARNING REPORTING REQUIREMENTS

On September 14, 2015, DHX Media received an exemption to treat its Common Voting Shares and Variable Voting Shares as a single class for the purposes of applicable take-over bid and related early warning reporting requirements under Canadian securities laws. DHX Media’s dual class share capital structure was implemented solely to ensure compliance with the Canadian ownership rules under the Broadcasting Act which DHX Media became subject to upon acquiring DHX Television.

Pursuant to an application by DHX Media, the securities regulatory authorities in each of the provinces of Canada granted exemptive relief (the “Decision”) from (i) applicable take-over bid requirements, such that those requirements would only apply to an offer to acquire 20 per cent or more of the outstanding Variable Voting Shares and Common Voting Shares of DHX Media on a combined basis and (ii) applicable early warning reporting requirements, such that those requirements would only apply to an acquirer who acquires or holds beneficial ownership of, or control or direction over, 10 per cent or more of the outstanding Variable Voting Shares and Common Voting Shares of DHX Media on a combined basis (or 5 per cent in the case of acquisitions during a take-over bid). Without the exemptive relief, shareholders were subject to these requirements based on the number of Voting Shares outstanding solely of the class held by the shareholder a number that can vary without notice due to automatic conversions, and which is in some respects not indicative of the shareholder’s real ownership level. A copy of the Decision is available on SEDAR at www.sedar.com.

The Decision takes into account the fact that the Common Voting Shares and Variable Voting Shares have identical terms except for the foreign ownership voting limitations applicable to the Variable Voting Shares. The Decision also takes into account the automatic conversion feature of DHX Media’s dual class share structure, whereby, although an investor may acquire either class of Voting Shares, the class of shares ultimately held by an investor is a function of the investor’s Canadian or non-Canadian status. As a result, the number of Voting Shares outstanding in each class varies while the aggregate number of Voting Shares of both classes remains unchanged, giving shareholders little certainty as to the number of Voting Shares outstanding in each class at any given time. The Decision also acknowledges that there may be from time to time a significantly smaller public float and a significantly smaller trading volume of Variable Voting Shares (compared to the public float and trading volume of Common Voting Shares). Together, these considerations make it more difficult for investors, particularly non-Canadian investors to acquire Shares of DHX Media in the ordinary course without the apprehension of inadvertently triggering the takeover bid rules and early warning requirements (considering the application of such rules to the acquisition of shares of a class) and could potentially restrict the interest of non-Canadian investors in DHX Media’s Shares for reasons unrelated to their investment objectives.

ADDITIONAL INFORMATION

Unless otherwise stated, information contained herein is given as of the date hereof. A copy of this Circular has been sent to each director of the Company, to the applicable regulatory authorities, to each Shareholder entitled to notice of the Meeting, and to the auditors of the Company. Additional information regarding DHX Media may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar. Shareholders may contact DHX Media at 1478 Queen Street, Halifax, Nova Scotia, B3J 2H7, or by telephone at (902) 423-0260 to obtain copies of DHX Media’s Annual Information Form, comparative consolidated financial statements, and management discussion & analysis for the most recently completed fiscal year. Financial information of the Company is provided in the Company’s comparative consolidated financial statements and management discussion & analysis for its most recently completed financial year.

If you are a Shareholder and have any questions or require more information with regard to voting your DHX Media proxy please contact the proxy solicitation agent, D.F. King, at its North American toll-free number: 1-(800)-336-5159, or by email at inquiries@dfking.com.

APPROVAL OF THE DIRECTORS

The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the board of directors of the Company.

DATED as of the 22nd day of February, 2018.

By order of the board of directors of DHX Media Ltd.

(signed)	“Mark Gosine”
EVP, Legal Affairs, General Counsel & Corporate Secretary

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APPENDIX “A”

DHX Media Ltd.

(the “Corporation”)

MANDATE FOR
THE BOARD OF DIRECTORS

A.	PURPOSE

1.

The members of the Board of Directors (the “Board”) have the duty to supervise the management of the business and affairs of the Corporation. The Board, directly and through its committees and the Chairman of the Board, shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Corporation.

B.	MEMBERSHIP, ORGANIZATION AND MEETINGS

1.

General – The composition and organization of the Board, including: the number, qualifications and remuneration of directors; the number of Board meetings; residency requirements; quorum requirements; meeting procedures and notices of meetings are as established by the Canada Business Corporations Act and the Articles and By-Laws of the Corporation.

2.

Independence – The Board shall establish independence standards for the directors in accordance with Applicable Requirements (as defined below), and, at least annually, shall affirmatively determine the independence of each director in accordance with these standards. A minimum of a majority of the directors shall be independent in accordance with these standards.

3.

Access to Management and Outside Advisors – The Board shall have unrestricted access to the Corporation’s management and employees. The Board, and each of its committees, shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation of these advisors without consulting or obtaining the approval of any Corporation officer. The Corporation shall provide appropriate funding, as determined by the Board, for the services of these advisors.

4.

Corporate Secretary and Minutes – The Corporate Secretary, his or her designate or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval.

5.

Meetings Without Management – The Board shall, at least twice per year, hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which management and any other non- independent directors are not present. For purposes of this Section B.5., “independent” directors are those directors meeting the independence standards set forth in the rules of the Nasdaq Stock Market LLC (“NASDAQ”).

6.

Attendance – Directors are expected to attempt to attend all meetings of the Board and the Board committees on which such director serves and are expected to participate fully and frankly in Board deliberations and discussions. Directors are also strongly encouraged to attend each meeting of the Corporation’s shareholders.

C.	FUNCTIONS AND RESPONSIBILITIES

The Board shall have the functions and responsibilities set out below. In addition to these functions and responsibilities, the Board shall perform such duties as may be required by the binding requirements of any stock exchanges, including, but not limited to, NASDAQ, on which the Corporation’s securities are listed and all other applicable laws, rules and regulations (collectively, the “Applicable Requirements”).

.	1.	Strategic Planning

a.

Strategic Plans – At least annually, if advisable, the Board shall review and, if advisable, approve any strategic planning process and short- and long-term strategic plan of the Corporation prepared by management. In discharging this responsibility, the Board shall review any such plan in light of management’s assessment of emerging trends, the competitive environment, risk issues, and significant business practices and products.

b.	Business Plans – The Board shall review and, if advisable, approve the Corporation’s annual business plans.

c.

Monitoring – At least annually, the Board shall review management’s implementation of the Corporation’s strategic and business plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

.	2.	Risk Management

a.

General – At least annually, the Board shall, with the assistance of the Audit Committee, review reports provided by management of material risks associated with the Corporation’s businesses and operations, review the implementation by management of systems to manage these risks and review reports by management relating to the operation of and any material deficiencies in these systems.

b.

Verification of Controls – The Board shall, with the assistance of the Audit Committee, verify that internal, financial, non-financial and business control and information systems have been established by management and that the Corporation is applying appropriate standards of corporate conduct for these controls.

3.	Human Resource Management

a.

General – At least annually, the Board shall, with the assistance of the Human Resources and Compensation Committee, review the Corporation’s approach to human resource management and executive compensation.

b.

Succession Review – At least annually, the Board shall, with the assistance of the Human Resources and Compensation Committee and the Corporate Governance and Nominations Committee, as applicable, review the Chairman of the Board, the Chief Executive Officer and the senior management succession plans of the Corporation.

c.	Integrity of Senior Management - The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other senior management.

4.	Corporate Governance

a.	General – At least annually, the Board shall, with the assistance of the Corporate Governance and Nominations Committee, review the Corporation’s approach to corporate governance.

b.

Director Independence – At least annually, the Board shall, with the assistance of the Corporate Governance and Nominations Committee, evaluate the director independence standards established by the Board, and in compliance with the independence standards set forth in the rules of NASDAQ, and the Board’s ability to act independently from management in fulfilling its duties.

c.	Ethics Reporting – At least annually, the Board shall, with the assistance of the Corporate Governance and Nominations Committee, review reports provided by management relating to

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compliance with, or material deficiencies of, the Corporation’s Code of Business Conduct and Ethics.

5.	Financial Information

a.

General – At least annually, the Board shall, with the assistance of the Audit Committee, review the Corporation’s internal controls relating to financial information and reports provided by management on material deficiencies in, or material changes to, these controls.

b.

Integrity of Financial Information – The Board shall, with the assistance of the Audit Committee, review the integrity of the Corporation’s financial information and systems, the effectiveness of internal controls and management’s assertions on internal control and disclosure control procedures.

6.	Communications

a.

General – At least annually, the Board in conjunction with the Chief Executive Officer shall review the Corporation’s overall communications strategy, including measures for receiving feedback from the Corporation’s shareholders.

b.

Disclosure – At least annually, the Board shall review management’s compliance with the Corporation’s disclosure policies and procedures. Periodically or as conditions dictate, the Board shall, if advisable, approve material changes to the Corporation’s disclosure policies and procedures.

7.	Committees of the Board

a.

Board Committees – The Board has established the following committees of the Board: the Human Resources and Compensation Committee; the Audit Committee; and the Corporate Governance and Nominations Committee. Subject to applicable law, the Board may establish other Board committees or merge or dispose of any Board committee.

b.

Committee Mandates – The Board has approved mandates for each Board committee and shall approve mandates for each new Board committee. At least annually, each mandate shall be reviewed, and, based on recommendations of the committee, the Corporate Governance and Nominations Committee and the Chairman of the Board, as applicable, approved by the Board.

c.	Delegation to Committees – The Board has delegated for approval or review the matters set out in each Board committee’s mandate to that committee.

d.	Consideration of Committee Recommendations – As required, the Board shall consider for approval the specific matters delegated for review to Board committees.

e.

Board/Committee Communication – To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after each meeting of the committee.

D.	DIRECTOR ORIENTATION AND EVALUATION

1.

The Board is responsible for ensuring all new directors receive comprehensive orientation regarding such member’s responsibilities as a director of the Corporation and the nature of the business operations of the Corporation. The Board is also responsible for providing continuing education opportunities for the members of the Board.

2.	Each new director shall participate in the Corporation’s initial and any ongoing director orientation program.

3.

At least annually, the Board shall evaluate and review the performance of the Board, each of its committees, and each of the directors. The adequacy of this mandate shall be reviewed periodically, but at least annually.

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E.	CURRENCY OF THE BOARD MANDATE

The mandate for the Board was originally approved by the Board on February 27, 2006 and subsequently revised and approved by the Board effective as of June 23, 2015.